Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(213) 683-6107
toshiyukiarai@paulhastin

December 18, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of November, 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/8

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(213) 683-6107
toshiyukiarai@paulhastings.com

December 18, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of November, 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED
OR DISTRIBUTED IN NOVEMBER, 2003

1. Interim Flash Report: Consolidated Basis & Non- Consolidated Basis (Exhibit 1) (English translation attached)

2. FY2004 Interim Performance Outline (Exhibit 2) (English translation attached)

3. Analyst and Investor Briefing on the First Half of the Fiscal Year Ended March 31, 2004 (April 1, 2003 to September 30, 2003) with Appendix (Exhibit 3) (English translation attached)

4. Government Approval for Return of Substitutional Portion of Employee's Pension Plan(Exhibit 4) (English translation attached)

5. Special Report submitted to Kanto Local Finance Bureau (Exhibit 5) (English translation attached)

Exhibit 1

平成 16年 3月期　　中間決算短信(連結)

平成 15年 11月 10日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県　静岡県
(URL　http://www.yamaha.co.jp/ir/report/)
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141

中間決算取締役会開催日　平成 15年 11月 10日
米国会計基準採用の有無　無

1．15年 9月中間期の連結業績（平成 15年 4月 1日 ～ 平成 15年 9月 30日）

(1)連結経営成績　　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 9月中間期	266,290	4.9	26,416	101.6	29,756	109.0
14年 9月中間期	253,763	2.0	13,105	69.5	14,238	89.3
15年 3月期	524,763		32,043		33,839	

	中間(当期) 純利益		１株当たり中間(当期) 純利益	潜在株式調整後１株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
15年 9月中間期	26,258	160.6	127.38	117.52
14年 9月中間期	10,075	39.3	48.86	44.24
15年 3月期	17,947		86.65	77.32

(注)①持分法投資損益　15年 9月中間期　5,257百万円　14年 9月中間期　3,468百万円　15年 3月期　7,608百万円
②期中平均株式数（連結）　15年 9月中間期　206,140,030株　14年 9月中間期　206,199,869株　15年 3月期　206,177,687株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
15年 9月中間期	536,376	242,558	45.2	1,176.57
14年 9月中間期	523,866	206,019	39.3	999.26
15年 3月期	512,716	214,471	41.8	1,040.06

(注) 期末発行済株式数（連結）　15年 9月中間期　206,157,086株　14年 9月中間期 206,171,257株　15年 3月期 206,132,103株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
15年 9月中間期	10,687	△ 8,846	△ 1,608	42,808
14年 9月中間期	△ 300	△ 11,441	11,402	39,825
15年 3月期	33,052	△ 21,645	△ 8,582	42,976

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　90社　持分法適用非連結子会社数　-社　持分法適用関連会社数　2社

(5)連結範囲及び持分法の適用の異動状況
連結（新規）　7社　（除外）　1社　持分法（新規）　-社　（除外）　-社

2．16年 3月期の連結業績予想（ 平成 15年 4月 1日 ～ 平成 16年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	544,000	47,500	41,500

(参考) 1株当たり予想当期純利益（通期）　201円　30銭

（添付資料）

１．企業集団の状況

当社グループは、当社、子会社109社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社11社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響（中国）投資有限公司 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	(株)キロロ開発公社
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合は、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股分有限公司 (*3)
高雄山葉股分有限公司 (*3)
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股分有限公司 (*3)
Yamaha Music Korea Ltd.
(国内連結子会社)
㈱ヤマハミュージック東京　他11社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha Music Latin America, S.A. (*1)
Yamaha Scandinavia A.B.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd. 他2社
Yamaha Music (Malaysia) Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響（中国）投資有限公司
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T. Yamaha Electronics Manufacturing Indonesia
雅馬哈電子（蘇州）有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱ (*2)
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics (U.K.) Ltd.
Yamaha Electronics Asia Pte.Ltd.
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
(国内連結子会社)
ヤマハファインテック㈱

持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ

（＊1）Yamaha de Panama S.A.が商号変更したものです。
（＊2）ワイズ㈱が商号変更したものです。
（＊3）社名に使用している「分」には正しくはにんべんが付きます。

材料・部品の供給 ••••••••••▶

２．経営方針

（１）経営の基本方針

当社は、世界の人々とともに、新たな感動と豊かな文化を創り続ける企業として２１世紀も成長を目指してまいります。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に高い品質の商品とサービスの開発および提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。併せて、ＩＴ化およびネットワーク化への対応を進めるとともに、地球環境保全にも積極的に取り組むことにより、中期経営計画で掲げた３つの目標「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」の具現化に注力してまいります。

（２）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（３）中長期的な経営戦略及び対処すべき課題

当社は、「感動を・ともに・創る」をブランドスローガンに掲げ、次の通り事業を展開してまいります。

１．ヤマハグループの事業を「音・音楽を中心とした中核事業群」、「生活・余暇事業群」、「部品・素材事業群」に大別し、それぞれの事業群毎に適した成長戦略に取り組みます。

① 「中核事業群」につきましては、事業効率を高め、効果的な投資などによる事業成長とグローバルな事業展開を推進します。

楽器事業では、新商品の効果的な市場投入、成人向け音楽教室や演奏する場の拡大、楽器レンタル事業などを通して国内市場の活性化、楽器需要の開拓に努めるとともに、中国における生産・販売体制のスムーズな立ち上げに注力してまいります。ＡＶ・ＩＴ事業では、「ホームシアターNo.１戦略」の推進、中国における事業の早期立ち上げ、ネットワーク化、ソリューションビジネスでの成長を加速してまいります。電子機器事業では、音源ＬＳＩの充実と新商品の開発に努めます。コンテンツ事業では、携帯電話着信メロディー配信サービスのグローバル展開とメディア総合戦略展開に向けたデジタルコンテンツ制作能力の充実を図ります。

② 「生活・余暇事業群」につきましては、厳しい市場環境の中で、選択と集中による事業基盤の強化と収益の改善に注力します。

リビング事業では、コストダウンによる収益改善とリフォーム市場での高付加価値ビジネスモデルの構築に努めます。また、レクリエーション事業では、各施設の特徴を活かした営業展開により集客数の増大と収益改善を図ります。ゴルフ事業は、対象顧客を明確にした商品開発とマーケティングを通して拡売を目指します。

③ 「部品・素材事業群」につきましては、中核事業で培ってきた技術を活かし、企業体力の範囲内でバランスのとれた成長を目指します。

電子金属事業では、生産構造改革による事業基盤強化、ＦＡ・金型事業では、マグネシウム部品事業・金型事業の収益確保とＦＡ・ロボット事業の拡大、自動車内装部品事業では製造効率の向上と新規顧客の開拓に努めてまいります。

2．グループを挙げて、基幹情報システムの再構築、グローバルな生産戦略・購買戦略と品質管理の推進、ＩＴ・デジタル化に対応した特許戦略および特許取得強化、グループ内部資金と事業インフラの効果的な運用、効率的な物流体制の確立、遵法経営の徹底、地球環境対応、安全衛生管理の徹底に努めます。

以上により、中長期的にはＲＯＥ９％を目標といたします。

（4）コーポレート・ガバナンスの状況

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

平成13年２月に連結グループ経営機能の強化及び取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。また、本年６月には、取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするため、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせることとしました。これに伴い、執行役員の増員を行いました。

役員人事につきましては、役員人事委員会を設置し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めています。同委員会では、合わせて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討してまいります。

また、本年１月コンプライアンス委員会を発足させ、ヤマハグループの遵法経営の徹底を図っています。

3．経営成績及び財政状態

（1）経営成績

1．当中間期の概況

当中間期におけるわが国経済は、企業業績の改善とそれに伴う設備投資の増加など明るさが見られたものの、個人消費は引き続き盛り上がりを欠きました。また海外は、欧州が若干弱含みながら、米国，アジアは穏やかな回復基調で推移しました。

このような状況の中で当社は、中期経営計画「感動創生２１」の最終年度に当たり、成長基盤の確立、さらなる経営の効率化の実現に向けて経営課題に取り組んでまいりました。

販売の状況につきましては、楽器事業は海外で売上げを伸ばし、電子機器・電子金属事業では携帯電話用音源ＬＳＩの伸長により大幅な売上げ増加となりましたが、ＡＶ・ＩＴ事業では減少となりました。

以上により、当中間期の売上高は2,662億90百万円（前年同期比4.9%増加）となりました。このうち、国内売上高は1,617億66百万円（前年同期比6.3%増加）、海外売上高は1,045億23百万円（前年同期比2.9%増加）となりました。

利益につきましては、経常利益は297億56百万円（前年同期比109.0%増加）となり、中間純利益は262億58百万円（前年同期比160.6%増加）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、国内は市況の低迷が続いたことから売上げ減少となりましたが、海外では堅調に推移し、全体では売上げ増加となりました。商品別には、ピアノは微増、電子楽器ではクラビノーバ、ポータブルキーボードが伸び、管弦打楽器も売上げを伸ばしました。

教室収入は、音楽教室は大人の在籍生徒数は増加しましたが、少子化の影響により子供の在籍数が減少したことから売上げが減少しました。英語教室は在籍生徒数の増加により売上げを伸ばしました。

着信メロディー配信サービスは、会員数は増加しましたが、低料金化が進んだことから売上げ減少となりました。

以上により、当事業の売上高は1,490億93百万円（前年同期比2.0%増加）、営業利益は96億90百万円（前年同期比62.9%増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、低価格化の進行と、ホームシアターコンポ商品市場の縮退により売上げ減少となりました。情報通信機器は、企業向けのルーターが売上げを伸ばしましたが、パソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退（本年３月末）により、大幅な売上げ減少となりました。損益につきましては不採算事業からの撤退により改善しました。

以上により、当事業の売上高は339億96百万円（前年同期比11.7%減少）、営業利益は14億28百万円（前年同期比36.7%増加）となりました。

（リビング事業）

主力商品のシステムバスとシステムキッチンが競争の激化により伸び悩み、売上げ減少となりましたが、損益につきましては、コストダウン等により改善しました。

以上により、当事業の売上高は231億95百万円（前年同期比1.6%減少）、営業利益は11億5百万円（前年同期比101.5%増加）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩが韓国、中国市場の需要の増加により大幅に売上げを伸ばしました。また、電子金属材料は、インバー材事業からの撤退（本年７月生産終了）により売上げ減少となりましたが、損益につきましては大幅に改善しました。

以上により、当事業の売上高は363億88百万円（前年同期比46.2%増加）、営業利益は141億61百万円（前年同期比140.0%増加）となりました。

（レクリエーション事業）

各施設で集客数を伸ばしましたが、「寸座ビラ」の閉鎖（本年６月末）により売上げは横ばいとなりました。損益につきましては、諸経費の削減等により改善しました。

以上により、当事業の売上高は103億1百万円（前年同期比0.0%増加）、営業損失は４億64百万円（前年同期は営業損失８億28百万円）となりました。

（その他の事業）

ゴルフ事業は「インプレス」シリーズの販売が引き続き好調に推移し売上げ増加となりました。ＦＡ・金型事業は、携帯電話用マグネシウム部品が大幅に売上げを伸ばしました。自動車用内装部品事業はモデルチェンジ、新規車種の受注により売上げ増加となりました。

以上により、当事業の売上高は133億13百万円（前年同期比28.7%増加）、営業利益は４億93百万円（前年同期比1.3%増加）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,691億78百万円（前年同期比6.6%増加）、営業利益は215億18百万円（前年同期比90.9%増加）、北米は、売上高404億92百万円（前年同期比8.0%減少）、営業利益は20億23百万円（前年同期比5.3%減少）、欧州は、売上高381億24百万円（前年同期比7.5%増加）、営業利益は22億91百万円（前年同期比135.7%増加）、アジア・オセアニア・その他の地域は、売上高184億94百万円（前年同期比18.9%増加）、営業利益は26億10百万円（前年同期比84.2%増加）となりました。

2．通期の見通し

通期の業績につきましては、国内市況の低迷に加え、円高ドル安傾向の継続等引き続き不透明な状況が予想されますが、上半期の業績が伸長したことにより、平成16年3月期は、売上高5,440億円（前期比3.7%増加）、経常利益475億円（前期比40.4%増加）、当期純利益415億円（前期比131.2%増加）を予想しております。

（2）財政状態

1．当中間期の概況

当中間期における現金及び現金同等物（以下「資金」という。）は、6億3百万円減少（前中間期は8億31百万円減少）し、期末残高は、428億8百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前中間純利益が287億19百万円（前中間期は122億49百万円）となりましたが、売上債権、棚卸資産の増加により、営業活動の結果得られた資金は106億87百万円（前中間期使用した資金は3億円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は88億46百万円（前中間期使用した資金は114億41百万円）となりました。

（財務活動によるキャッシュ・フロー）

配当金の支払等により、財務活動の結果使用した資金は16億8百万円（前中間期得られた資金は114億2百万円）となりました。

キャッシュ・フロー指標のトレンド

	平成13年9月 中間期	平成14年9月 中間期	平成15年9月 中間期	平成14年 3月期	平成15年 3月期
自己資本比率	37.5%	39.3%	45.2%	39.6%	41.8%
時価ベースの自己資本比率	34.1%	45.4%	81.3%	36.9%	53.7%
債務償還年数	―	―	―	3.3年	2.8年
インタレスト・カバレッジ・レシオ	―	―	13.0	9.9	16.0

（算定方法）

自己資本比率＝自己資本÷総資産

時価ベースの自己資本比率＝株式時価総額÷総資産

債務償還年数＝有利子負債÷営業キャッシュ・フロー（中間期は記載しておりません）

インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い

（注）1. いずれも連結ベースの財務数値により計算しております。

2. 有利子負債は貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。

3. 営業キャッシュ・フロー及び利払いは、連結キャッシュ・フロー計算書の「営業活動によるキャッシュ・フロー」及び「利息の支払額」を使用しております。

4. 平成13年9月中間期、平成14年9月中間期は、営業キャッシュ・フローがマイナスのため、インタレスト・カバレッジ・レシオは記載しておりません。

2．通期の見通し

今後の見通しにつきましては、利益の伸び、売上債権の回収、在庫の減少により営業活動によるキャッシュ・フローの増加を見込んでおります。それにより投資活動によるキャッシュ・フローをまかなう予定であります。財務活動によるキャッシュ・フローでは転換社債の償還が予定されております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要

4．中間連結財務諸表等

（1）中間連結貸借対照表

（単位：百万円）

科目	当中間期 (平成15. 9. 30) 金額	前中間期 (平成14. 9. 30) 金額	前期 (平成15. 3. 31) 金額	科目	当中間期 (平成15. 9. 30) 金額	前中間期 (平成14. 9. 30) 金額	前期 (平成15. 3. 31) 金額
（資産の部）				（負債の部）			
Ⅰ 流動資産				Ⅰ 流動負債			
1. 現金及び預金	44,248	40,314	44,485	1. 支払手形及び買掛金	42,524	42,521	39,462
2. 受取手形及び売掛金	91,034	84,276	81,755	2. 短期借入金	34,150	63,038	27,078
3. 有価証券	850	791	1,370	3. 一年以内償還の転換社債	24,317	―	24,317
4. 棚卸資産	86,493	90,691	80,144	4. 一年以内返済の長期借入金	4,333	9,129	10,090
5. 繰延税金資産	11,061	10,270	10,489	5. 未払費用及び未払金	37,379	38,723	42,501
6. その他	5,549	4,250	5,469	6. 諸引当金	3,026	3,120	3,097
7. 貸倒引当金	△2,421	△2,856	△2,625	7. その他	11,352	9,587	11,600
流動資産合計	236,815	227,737	221,089	流動負債合計	157,083	166,120	158,148
Ⅱ 固定資産				Ⅱ 固定負債			
(1)有形固定資産				1. 転換社債	―	24,317	―
1. 建物及び構築物	66,371	69,417	67,166	2. 長期借入金	28,134	13,311	28,951
2. 機械装置及び運搬具	21,015	20,963	21,334	3. 再評価に係る繰延税金負債	13,568	14,207	13,577
3. 工具器具備品	12,093	12,736	12,305	4. 退職給付引当金	52,456	55,476	53,988
4. 土地	76,776	77,458	76,835	5. 役員退職慰労引当金	877	888	965
5. 建設仮勘定	2,317	1,016	1,082	6. 長期預り金	36,137	37,201	36,848
有形固定資産合計	178,574	181,592	178,724	7. その他	1,812	1,952	1,839
(2)無形固定資産	1,081	879	813	固定負債合計	132,987	147,355	136,171
(3)投資その他の資産				負債合計	290,071	313,476	294,319
1. 投資有価証券	91,173	79,085	77,622	（少数株主持分）			
2. 繰延税金資産	21,029	24,500	24,663	少数株主持分	3,746	4,371	3,925
3. その他	8,991	11,225	11,137	（資本の部）			
4. 貸倒引当金	△1,290	△1,153	△1,334	Ⅰ 資本金	28,533	28,533	28,533
投資その他の資産合計	119,904	113,657	112,089	Ⅱ 資本剰余金	40,052	26,924	40,052
固定資産合計	299,560	296,128	291,627	Ⅲ 利益剰余金	187,983	168,398	162,344
				Ⅳ 土地再評価差額金	15,417	15,870	16,152
				Ⅴ その他有価証券評価差額金	5,473	1,615	378
				Ⅵ 為替換算調整勘定	△34,660	△35,130	△32,753
				Ⅶ 自己株式	△242	△193	△236
				資本合計	242,558	206,019	214,471
資産合計	536,376	523,866	512,716	負債、少数株主持分及び資本合計	536,376	523,866	512,716

（2）中間連結損益計算書

（単位：百万円）

科目	当中間期 (平成15. 4. 1～平成15. 9. 30) 金額	百分比	前中間期 (平成14. 4. 1～平成14. 9. 30) 金額	百分比	前期 (平成14. 4. 1～平成15. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	266,290	100.0	253,763	100.0	524,763	100.0
Ⅱ 売上原価	164,416	61.7	164,805	64.9	338,440	64.5
売上総利益	101,873	38.3	88,957	35.1	186,323	35.5
延払未実現利益	95		25		133	
合計売上総利益	101,969	38.3	88,983	35.1	186,456	35.5
Ⅲ 販売費及び一般管理費						
1. 販売手数料	1,188		1,271		2,588	
2. 運送費	6,510		5,700		12,099	
3. 広告費及び販売促進費	10,222		10,273		21,740	
4. 諸引当金繰入額	5,123		4,827		9,572	
5. 人件費	31,005		29,255		59,206	
6. 地代家賃	1,746		2,039		3,884	
7. 減価償却費	2,398		2,607		5,233	
8. その他	17,355		19,903		40,087	
販売費及び一般管理費合計	75,552	28.4	75,878	29.9	154,413	29.4
営業利益	26,416	9.9	13,105	5.2	32,043	6.1
Ⅳ 営業外収益						
1. 受取利息	150		166		360	
2. 受取配当金	212		174		222	
3. 持分法による投資利益	5,257		3,468		7,608	
4. その他	936		975		1,802	
営業外収益合計	6,557	2.5	4,785	1.8	9,994	1.9
Ⅴ 営業外費用						
1. 支払利息	783		1,021		2,015	
2. 売上割引	2,096		2,019		4,347	
3. その他	338		610		1,834	
営業外費用合計	3,217	1.2	3,652	1.4	8,197	1.6
経常利益	29,756	11.2	14,238	5.6	33,839	6.4
Ⅵ 特別利益						
1. 固定資産売却益	78		60		231	
2. 諸引当金戻入額	94		154		229	
3. 投資有価証券売却益	20		—		—	
特別利益合計	193	0.1	215	0.1	460	0.1
Ⅶ 特別損失						
1. 固定資産除却損	549		578		1,205	
2. 投資有価証券評価損	19		1,139		7,746	
3. 関係会社株式評価損	67		—		—	
4. 構造改革費用	252		—		2,271	
5. 課徴金	341		—		—	
6. 関係会社株式売却損	—		222		222	
7. 関係会社出資金評価損	—		265		242	
特別損失合計	1,230	0.5	2,205	0.9	11,687	2.2
税金等調整前中間（当期）純利益	28,719	10.8	12,249	4.8	22,612	4.3
法人税、住民税及び事業税	2,321	0.9	2,118	0.8	3,962	0.8
法人税等調整額	△164	△0.1	△188	△0.1	65	0.0
少数株主利益	303	0.1	243	0.1	636	0.1
中間（当期）純利益	26,258	9.9	10,075	4.0	17,947	3.4

（３）中間連結剰余金計算書

（単位：百万円）

科目	当中間期 (平成15. 4. 1～平成15. 9. 30) 金額		前中間期 (平成14. 4. 1～平成14. 9. 30) 金額		前期 (平成14. 4. 1～平成15. 3. 31) 金額	
（資本剰余金の部）						
Ⅰ 資本剰余金期首残高		40,052				
資本準備金期首残高			26,924	26,924	26,924	26,924
Ⅱ 資本剰余金増加高						
1. 合併差益	―	―	―	―	13,127	13,127
Ⅲ 資本剰余金中間期末（期末）残高		40,052		26,924		40,052
（利益剰余金の部）						
Ⅰ 利益剰余金期首残高		162,344				
連結剰余金期首残高			157,589	157,589	157,589	157,589
Ⅱ 利益剰余金増加高						
1. 中間（当期）純利益	26,258		10,075		17,947	
2. 連結会社増減に伴う増加高	545		849		849	
3. 持分変動に伴う増加高	109		69		―	
4. 土地再評価差額金取崩高	―		623		869	
5. 持分変動に伴う土地再評価差額金取崩高	―		17		88	
6. 連結子会社の決算期変更に伴う増加高	64	26,977	―	11,635	―	19,754
Ⅲ 利益剰余金減少高						
1. 配当金	1,031		825		1,857	
2. 役員賞与金	82		0		0	
3. 連結会社増減に伴う減少高	116		―		―	
4. 持分変動に伴う減少高	―		―		13	
5. 土地再評価差額金取崩高	106		―		―	
6. 持分変動に伴う土地再評価差額金取崩高	0		―		―	
7. 合併による減少高	―	1,337	―	826	13,127	14,999
Ⅳ 利益剰余金中間期末（期末）残高		187,983		168,398		162,344

（4）中間連結キャッシュ・フロー計算書

（単位：百万円）

科目	当中間期 （平成15. 4. 1～ 平成15. 9. 30）	前中間期 （平成14. 4. 1～ 平成14. 9. 30）	前期 （平成14. 4. 1～ 平成15. 3. 31）
	金額	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前中間（当期）純利益	28,719	12,249	22,612
2. 減価償却費	8,702	9,083	17,586
3. 連結調整勘定償却額	63	22	113
4. 貸倒引当金の増減額	△197	454	395
5. 投資有価証券評価損	19	1,139	7,746
6. 関係会社株式評価損	67	—	—
7. 関係会社出資金評価損	—	265	242
8. 退職給付引当金の増減額	△1,579	△3,661	△5,150
9. 受取利息及び受取配当金	△363	△341	△583
10. 支払利息	783	1,021	2,015
11. 為替差損	154	260	242
12. 持分法による投資損益	△5,257	△3,468	△7,608
13. 関係会社株式売却損	—	222	222
14. 投資有価証券売却益	△20	—	—
15. 固定資産売却益	△78	△60	△231
16. 固定資産除却損	549	578	1,205
17. 構造改革費用	252	—	1,509
18. 課徴金	341	—	—
19. 売上債権の増減額	△10,284	△11,142	△8,509
20. 棚卸資産の増減額	△7,421	△7,893	3,233
21. 仕入債務の増減額	3,668	6,278	2,894
22. その他	△4,230	△3,590	△1,877
小計	13,888	1,415	36,061
23. 利息及び配当金の受取額	786	379	1,181
24. 利息の支払額	△824	△1,014	△2,067
25. 課徴金の支払額	△341	—	—
26. 法人税等の支払額	△2,821	△1,080	△2,123
営業活動によるキャッシュ・フロー	10,687	△300	33,052
Ⅱ 投資活動によるキャッシュ・フロー			
1. 有価証券の売却による収入	—	49	—
2. 定期預金の増減額（純額）	101	—	△1,125
3. 有形固定資産の取得による支出	△9,106	△8,101	△15,730
4. 有形固定資産の売却による収入	275	1,518	2,674
5. 投資有価証券の取得による支出	△164	△3,348	△6,541
6. 投資有価証券の売却・償還による収入	140	149	187
7. 出資金の払込による支出	△550	△1,895	△1,782
8. 貸付けによる支出	△20	△94	△133
9. 貸付金の回収による収入	478	338	722
10. その他	0	△58	83
投資活動によるキャッシュ・フロー	△8,846	△11,441	△21,645
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入金の増減額（純額）	6,612	14,952	△20,887
2. 長期借入れによる収入	300	1,070	18,908
3. 長期借入金の返済による支出	△6,390	△2,677	△3,065
4. 会員預託金の預りによる収入	—	16	19
5. 会員預託金の返還による支出	△710	△774	△1,297
6. 自己株式の取得による支出	△12	△89	△133
7. 配当金の支払額	△1,031	△825	△1,857
8. 少数株主への配当金支払額	△375	△268	△268
財務活動によるキャッシュ・フロー	△1,608	11,402	△8,582
Ⅳ 現金及び現金同等物に係る換算差額	△836	△492	△504
Ⅴ 現金及び現金同等物の増減額	△603	△831	2,319
Ⅵ 現金及び現金同等物の期首残高	42,976	40,571	40,571
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	1,150	85	85
Ⅷ 除外連結子会社の現金及び現金同等物の期首残高	△127	—	—
Ⅸ 連結子会社の決算期変更に伴う現金及び現金同等物の増減額	△587	—	—
Ⅹ 現金及び現金同等物の中間期末（期末）残高	42,809	39,825	42,976

（5）中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社　90社

当中間連結会計期間より、新たに国内子会社5社と海外子会社2社の計7社を連結の範囲に含めております。また、海外子会社1社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

ヤマハライフサービス(株)他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機(株)他1社に対する投資について持分法を適用しております。

持分法適用外のヤマハライフサービス(株)他非連結子会社及びヤマハ・オーリンメタル(株)他関連会社は、それぞれ中間連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

3．連結子会社の中間決算日等

連結子会社の中間決算日は、以下の20社を除いてすべて、当社と同一であります。

P.T.Yamaha Indonesia
P.T.Yamaha Music Manufacturing Indonesia
P.T.Yamaha Musical Products Indonesia
Yamaha de Mexico,S.A.de C.V.
Yamaha Music (Malaysia) Sdn.Bhd.他3社
広州雅馬哈・珠江鋼琴有限責任公司
雅馬哈楽器音響（中国）投資有限公司
Yamaha Music (Asia) Pte.Ltd.他2社
P.T.Yamaha Music Indonesia (Distributor)
P.T.Yamaha Music Manufacturing Asia
P.T.Yamaha Electronics Manufacturing Indonesia
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
天津雅馬哈電子楽器有限公司
蕭山雅馬哈楽器有限公司
雅馬哈電子（蘇州）有限公司

上記20社の中間決算日は6月30日であり、従来は同中間決算日現在の中間財務諸表を使用しておりましたが、当中間連結会計期間より中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。

尚、主な耐用年数は次の通りであります。

建物　31～50年（附属設備は主に15年）　機械及び装置　4～11年

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

ハ．役員退職慰労引当金

役員退職時の慰労金の発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他中間連結財務諸表作成のための重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．中間連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

（6）表示方法の変更

1．中間連結損益計算書

前中間連結会計期間まで販売費及び一般管理費の「その他」に含めて表示しておりました「雑給」（前中間連結

（7）その他の注記事項

（中間連結貸借対照表関係）

	当中間期 (平成15. 9.30)	前中間期 (平成14. 9.30)	前 期 (平成15. 3.31)
1．有形固定資産減価償却累計額	225,042 百万円	219,106 百万円	221,380 百万円
2．担保提供資産			
現金及び預金のうち	30 百万円	30 百万円	30 百万円
有価証券のうち	250 百万円	682 百万円	1,112 百万円
有形固定資産のうち	2,599 百万円	13,292 百万円	2,440 百万円
投資有価証券のうち	1,780 百万円	1,764 百万円	1,315 百万円
計	4,660 百万円	15,769 百万円	4,898 百万円
3．保証債務	107 百万円	107 百万円	131 百万円
4．輸出受取手形割引高	1,266 百万円	1,335 百万円	1,483 百万円
5．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	597 百万円	21 百万円	16 百万円
繰延ヘッジ損失	9 百万円	298 百万円	649 百万円
繰延ヘッジ損益（純額）	588 百万円	△276 百万円	△632 百万円

（中間連結損益計算書関係）

	当中間期 (平成15. 4. 1～ 平成15. 9.30)	前中間期 (平成14. 4. 1～ 平成14. 9.30)	前 期 (平成14. 4. 1～ 平成15. 3.31)
1．諸引当金繰入額の主なもの			
貸倒引当金繰入額	190 百万円	525 百万円	531 百万円
退職給付引当金繰入額	4,042 百万円	3,492 百万円	7,362 百万円
役員退職慰労引当金繰入額	73 百万円	94 百万円	189 百万円

2．構造改革費用

（当中間期）

ＡＶ機器生産現地法人である Yamaha Electronique Alsace S.A. の解散決定に伴う閉鎖関連費用であります。

3．課徴金

ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。

（中間連結キャッシュ・フロー計算書関係）

	当中間期 (平成15. 4. 1～ 平成15. 9.30)	前中間期 (平成14. 4. 1～ 平成14. 9.30)	前 期 (平成14. 4. 1～ 平成15. 3.31)
1．現金及び現金同等物の中間期末（期末）残高と中間連結貸借対照表（連結貸借対照表）に掲記されている科目の金額との関係			
現金及び預金勘定	44,248 百万円	40,314 百万円	44,485 百万円
預入期間が３ヶ月を超える定期預金	△1,439 百万円	△488 百万円	△1,509 百万円
現金及び現金同等物	42,808 百万円	39,825 百万円	42,976 百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当中間期（平成15．4．1～平成15．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	149,093	33,996	23,195	36,388	10,301	13,313	266,290		266,290
(2) セグメント間の内部売上高又は振替高				1,209			1,209	△1,209	
計	149,093	33,996	23,195	37,598	10,301	13,313	267,500	△1,209	266,290
営業費用	139,402	32,567	22,090	23,436	10,766	12,819	241,083	△1,209	239,873
営業利益	9,690	1,428	1,105	14,161	△464	493	26,416		26,416

（注）1．事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2．各事業区分の主要製品

「1．企業集団の状況」に記載しております。

（単位：百万円）

	前中間期（平成14．4．1～平成14．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	146,175	38,482	23,574	24,885	10,301	10,343	253,763		253,763
(2) セグメント間の内部売上高又は振替高				1,732			1,732	△1,732	
計	146,175	38,482	23,574	26,618	10,301	10,343	255,495	△1,732	253,763
営業費用	140,225	37,436	23,025	20,716	11,130	9,855	242,390	△1,732	240,657
営業利益	5,950	1,045	548	5,901	△828	487	13,105		13,105

（単位：百万円）

	前期（平成14．4．1～平成15．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益	9,792	3,250	461	19,282	△1,110	365	32,043		32,043

2．所在地別セグメント情報

（単位：百万円）

	当中間期（平成15．4．1～平成15．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	169,178	40,492	38,124	18,494	266,290		266,290
(2) セグメント間の内部売上高又は振替高	76,700	758	214	33,259	110,932	△110,932	
計	245,879	41,250	38,339	51,754	377,223	△110,932	266,290
営業費用	224,360	39,227	36,047	49,143	348,778	△108,905	239,873
営業利益	21,518	2,023	2,291	2,610	28,444	△2,027	26,416

（注）1．国又は地域の区分は、地理的近接度によっております。

2．各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成14．4．1～平成14．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	158,727	44,018	35,465	15,552	253,763		253,763
(2) セグメント間の内部売上高又は振替高	80,077	868	386	29,162	110,495	△110,495	
計	238,805	44,886	35,852	44,714	364,258	△110,495	253,763
営業費用	227,532	42,749	34,879	43,297	348,458	△107,801	240,657
営業利益	11,272	2,137	972	1,417	15,799	△2,693	13,105

（単位：百万円）

	前期（平成14．4．1～平成15．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1) 外部顧客に対する売上高	326,769	88,512	76,620	32,861	524,763		524,763
(2) セグメント間の内部売上高又は振替高	137,734	1,675	610	69,090	209,110	△209,110	
計	464,503	90,188	77,230	101,951	733,874	△209,110	524,763
営業費用	441,129	86,892	74,801	98,542	701,365	△208,645	492,720
営業利益	23,374	3,295	2,429	3,409	32,508	△465	32,043

3．海外売上高

（単位：百万円）

	当中間期（平成15．4．1～平成15．9．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	41,067	38,989	24,466	104,523
Ⅱ 連結売上高				266,290
Ⅲ 連結売上高に占める海外売上高の割合	15.4%	14.6%	9.2%	39.2%

（注）1．国又は地域の区分は、地理的近接度によっております。

2．各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成14．4．1～平成14．9．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	44,633	35,576	21,344	101,553
Ⅱ 連結売上高				253,763
Ⅲ 連結売上高に占める海外売上高の割合	17.6%	14.0%	8.4%	40.0%

（単位：百万円）

	前期（平成14．4．1～平成15．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	89,728	77,185	45,721	212,634
Ⅱ 連結売上高				524,763
Ⅲ 連結売上高に占める海外売上高の割合	17.1%	14.7%	8.7%	40.5%

（有価証券関係）

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

区分	当中間期 （平成15．9．30）			前中間期 （平成14．9．30）			前期 （平成15．3．31）		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
1．国債・地方債等	260	262	1	270	274	4	270	274	4
2．社債	920	924	4	1,642	1,652	9	1,640	1,649	8
3．その他	2,250	2,264	14	1,750	1,781	30	1,750	1,778	28
合計	3,430	3,452	21	3,662	3,707	44	3,661	3,702	41

2．その他有価証券で時価のあるもの

（単位：百万円）

区分	当中間期 （平成15．9．30）			前中間期 （平成14．9．30）			前期 （平成15．3．31）		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
1．株式	11,937	20,702	8,764	18,542	21,318	2,775	11,937	12,769	832
2．債券									
社債	—	—	—	43	50	6	—	—	—
3．その他	51	45	△5	51	42	△8	51	37	△13
合計	11,988	20,747	8,759	18,636	21,411	2,774	11,988	12,806	818

3．時価のない主な有価証券の内容及び中間連結貸借対照表（連結貸借対照表）計上額

（単位：百万円）

区分	当中間期 （平成15．9．30）	前中間期 （平成14．9．30）	前期 （平成15．3．31）
その他有価証券 非上場株式（店頭売買株式を除く）	6,982	3,853	6,929

（注）当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（１株当たり情報）

	当中間期 (平成15．4．1～平成15．9．30)	前中間期 (平成14．4．1～平成14．9．30)	前　期 (平成14．4．1～平成15．3．31)
１株当たり純資産額	1,176.57円	999.26円	1,040.06円
１株当たり中間（当期）純利益	127.38円	48.86円	86.65円
潜在株式調整後１株当たり中間（当期）純利益	117.52円	44.24円	77.32円

(注)　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎

	当中間期 (平成15．4．1～平成15．9．30)	前中間期 (平成14．4．1～平成14．9．30)	前　期 (平成14．4．1～平成15．3．31)
１株当たり中間（当期）純利益金額			
中間（当期）純利益	26,258百万円	10,075百万円	17,947百万円
普通株主に帰属しない金額	－百万円	－百万円	82百万円
うち利益処分による役員賞与金	－百万円	－百万円	82百万円
普通株式に係る中間（当期）純利益	26,258百万円	10,075百万円	17,864百万円
期中平均株式数	206,140千株	206,199千株	206,177千株
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額	△734百万円	△464百万円	△1,069百万円
うち社債利息（税額相当額控除後）	136百万円	136百万円	273百万円
うち持分法による投資利益	△870百万円	△601百万円	△1,342百万円
普通株式増加数	11,053千株	11,053千株	11,053千株
うち転換社債	11,053千株	11,053千株	11,053千株
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	－	－	－

（重要な後発事象）

１．厚生年金基金の代行部分返上について

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当社及び一部の国内連結子会社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－２項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定であります。

仮に同実務指針第47－２項に定める経過措置を適用するとした場合には、当期の損益に与える影響見込額は約152億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。

平成 16年 3月期　個別中間財務諸表の概要

平成 15年 11月 10日

上　場　会　社　名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL　http://www.yamaha.co.jp/ir/report/)　　静岡県
代　表　者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 15年 11月 10日　中間配当制度の有無　有
中間配当支払開始日　平成 15年 12月 10日　単元株制度採用の有無　有　（１単元　100株）

１．15年 9月中間期の業績（平成 15年 4月 1日 ～ 平成 15年 9月 30日）

(1)経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 9月中間期	179,907	4.5	18,767	77.1	19,763	79.7
14年 9月中間期	172,098	△ 0.5	10,599	38.7	10,998	27.3
15年 3月期	334,078		21,897		22,218	

	中間(当期) 純利益		１株当たり中間（当期）純利益
	百万円	%	円　銭
15年 9月中間期	19,288	151.5	93.47
14年 9月中間期	7,669	△ 11.8	37.15
15年 3月期	7,706		36.95

(注)①期中平均株式数　15年 9月中間期　206,356,126株　14年 9月中間期　206,426,510株　15年 3月期　206,404,508株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	１株当たり中間配当金	１株当たり年間配当金
	円　銭	円　銭
15年 9月中間期	5.00	―
14年 9月中間期	5.00	―
15年 3月期	―	10.00

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円　銭
15年 9月中間期	356,379	169,342	47.5	820.65
14年 9月中間期	291,774	148,282	50.8	718.43
15年 3月期	347,499	146,394	42.1	709.03

(注)①期末発行済株式数　15年 9月中間期　206,351,727株　14年 9月中間期　206,397,898株　15年 3月期　206,358,924株
②期末自己株式数　15年 9月中間期　171,536株　14年 9月中間期　125,365株　15年 3月期　164,339株

２．16年 3月期の業績予想（平成 15年 4月 1日 ～ 平成 16年 3月 31日）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円　銭	円　銭
通期	341,000	24,500	23,500	5.00	10.00

（参考）１株当たり予想当期純利益（通期）　113円　88銭
※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後
様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料６ペ

５．中間財務諸表等

（１）中間貸借対照表

（単位：百万円）

科目	当中間期 (平成15．9．30) 金額	前中間期 (平成14．9．30) 金額	前期 (平成15．3．31) 金額
（資産の部）			
Ⅰ　流動資産			
1．現金及び預金	25,861	11,371	19,127
2．受取手形	7,698	5,680	9,253
3．売掛金	41,294	36,125	39,260
4．棚卸資産	25,101	25,243	27,748
5．繰延税金資産	8,652	7,979	7,969
6．その他	2,321	2,177	2,507
7．貸倒引当金	△1,306	△1,283	△1,344
流動資産合計	109,623	87,295	104,521
Ⅱ　固定資産			
(1)有形固定資産			
1．建物	36,054	14,003	36,300
2．機械及び装置	7,054	7,277	7,130
3．土地	63,918	48,110	63,937
4．その他	11,024	6,455	11,102
有形固定資産合計	118,051	75,846	118,470
(2)無形固定資産	110	77	110
(3)投資その他の資産			
1．投資有価証券	27,486	25,100	19,599
2．関係会社株式	62,960	63,855	62,353
3．繰延税金資産	19,313	22,992	22,914
4．その他	19,911	17,608	20,605
5．貸倒引当金	△1,078	△1,001	△1,074
投資その他の資産合計	128,593	128,555	124,397
固定資産合計	246,755	204,479	242,978
資産合計	356,379	291,774	347,499

科目	当中間期 (平成15．9．30) 金額	前中間期 (平成14．9．30) 金額	前期 (平成15．3．31) 金額
（負債の部）			
Ⅰ　流動負債			
1．支払手形	806	1,253	688
2．買掛金	24,518	26,867	23,762
3．短期借入金	2,912	944	6,461
4．一年以内償還の転換社債	24,317	—	24,317
5．一年以内返済の長期借入金	—	6,220	6,220
6．未払法人税等	50	50	100
7．未払費用及び未払金	20,745	20,637	22,911
8．諸引当金	909	741	852
9．子会社支援引当金	—	—	1,264
10．その他	2,513	2,109	2,383
流動負債合計	76,772	58,823	88,961
Ⅱ　固定負債			
1．転換社債	—	24,317	—
2．長期借入金	17,338	—	17,038
3．再評価に係る繰延税金負債	10,160	10,684	10,169
4．退職給付引当金	44,882	48,017	46,228
5．役員退職慰労引当金	614	672	721
6．長期預り金	36,309	—	37,020
7．その他	959	977	965
固定負債合計	110,264	84,669	112,143
負債合計	187,037	143,492	201,105
（資本の部）			
Ⅰ　資本金	28,533	28,533	28,533
Ⅱ　資本剰余金			
1．資本準備金	40,052	26,924	40,052
資本剰余金合計	40,052	26,924	40,052
Ⅲ　利益剰余金			
1．利益準備金	4,159	4,159	4,159
2．任意積立金	65,422	58,854	58,854
3．中間（当期）未処分利益	23,603	12,851	12,101
利益剰余金合計	93,185	75,865	75,115
Ⅳ　土地再評価差額金	2,533	15,457	2,426
Ⅴ　その他有価証券評価差額金	5,233	1,640	449
Ⅵ　自己株式	△195	△139	△183
資本合計	169,342	148,282	146,394
負債及び資本合計	356,379	291,774	347,499

（2）中間損益計算書

（単位：百万円）

科目	当中間期 (平成15. 4. 1～平成15. 9. 30) 金額	百分比	前中間期 (平成14. 4. 1～平成14. 9. 30) 金額	百分比	前期 (平成14. 4. 1～平成15. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	179,907	100.0	172,098	100.0	334,078	100.0
Ⅱ 売上原価	127,127	70.7	129,515	75.2	245,721	73.6
売上総利益	52,780	29.3	42,582	24.8	88,356	26.4
延払未実現利益	93		20		124	
合計売上総利益	52,874	29.4	42,602	24.8	88,480	26.4
Ⅲ 販売費及び一般管理費	34,107	19.0	32,002	18.6	66,583	19.9
営業利益	18,767	10.4	10,599	6.2	21,897	6.5
Ⅳ 営業外収益	1,536	0.9	1,125	0.6	1,661	0.5
Ⅴ 営業外費用	540	0.3	727	0.4	1,340	0.4
経常利益	19,763	11.0	10,998	6.4	22,218	6.6
Ⅵ 特別利益	113	0.0	210	0.1	382	0.1
Ⅶ 特別損失	758	0.4	3,193	1.8	13,743	4.1
税引前中間（当期）純利益	19,118	10.6	8,015	4.7	8,857	2.6
法人税、住民税及び事業税	50	0.0	50	0.0	100	0.0
法人税等調整額	△220	△0.1	296	0.2	1,051	0.3
中間（当期）純利益	19,288	10.7	7,669	4.5	7,706	2.3
前期繰越利益	4,421		4,557		4,557	
土地再評価差額金取崩額	△107		623		869	
中間配当額	－		－		1,031	
中間（当期）未処分利益	23,603		12,851		12,101	

（３）中間財務諸表作成のための基本となる重要な事項

１．資産の評価基準及び評価方法

１）有価証券

子会社及び関連会社株式	…	総平均法による原価法
その他有価証券		
時価のあるもの	…	中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）
時価のないもの	…	総平均法による原価法

２）デリバティブ

時価法

３）棚卸資産

後入先出法による低価法

２．固定資産の減価償却の方法

１）有形固定資産

定率法によっております。但し、レクリエーション事業に係る施設については定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	４～11年
工具器具備品	５～６年（金型は主に２年）

３．引当金の計上基準

１）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

２）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当中間期以前に販売された台数に基づき今後の発生見込額を計上しております。

３）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

４）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

５）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

４．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

５．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

６．ヘッジ会計の方法

１）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

２）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

３）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

４）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

７．その他中間財務諸表作成のための基本となる重要な事項

１）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（４）その他の注記事項

（中間貸借対照表関係）

	当中間期（平成15. 9. 30）	前中間期（平成14. 9. 30）	前 期（平成15. 3. 31）
１．有形固定資産減価償却累計額	121,148 百万円	102,914 百万円	120,531 百万円
２．担保提供資産			
投資有価証券のうち	－百万円	－百万円	9 百万円
３．保証債務	910 百万円	1,574 百万円	906 百万円
４．輸出受取手形割引高	5,154 百万円	6,844 百万円	5,102 百万円
５．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	597 百万円	10 百万円	16 百万円
繰延ヘッジ損失	－百万円	289 百万円	645 百万円
繰延ヘッジ損益（純額）	597 百万円	△278 百万円	△629 百万円

（中間損益計算書関係）

	当中間期（平成15. 4. 1～平成15. 9. 30）	前中間期（平成14. 4. 1～平成14. 9. 30）	前 期（平成14. 4. 1～平成15. 3. 31）
１．営業外収益のうち			
受取利息	22 百万円	30 百万円	55 百万円
受取配当金	1,213 百万円	903 百万円	1,207 百万円
２．営業外費用のうち			
支払利息	119 百万円	62 百万円	191 百万円
社債利息	231 百万円	231 百万円	462 百万円
３．特別損失のうち			
投資有価証券評価損	――――	――――	7,746 百万円
構造改革費用			2,161 百万円
４．減価償却実施額			
有形固定資産	3,398 百万円	2,801 百万円	6,288 百万円

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

(単位：百万円)

区分	当中間期 (平成15.9.30)			前中間期 (平成14.9.30)			前期 (平成15.3.31)		
	中間貸借対照表計上額	時価	差額	中間貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,418	76,615	65,197	11,418	63,148	51,729	11,418	55,093	43,675

(1株当たり情報)

中間連結財務諸表を作成している為、記載を省略しております。

(重要な後発事象)

1．厚生年金基金の代行部分返上について

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－2項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定であります。

仮に同実務指針第47－2項に定める経過措置を適用するとした場合には、当期の損益に与える影響見込額は約129億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。

Exhibit 1

YAMAHA CORPORATION

Interim Flash Report

Consolidated Basis

Results for the FY2004 interim period ended September 30, 2003

November 10, 2003

Company name: YAMAHA CORPORATION
(URL http://www.yamaha co.jp/english/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 10, 2003
Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2004 INTERIM PERIOD (April 1, 2003 to September 30, 2003)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2004 interim period (Ended September 30, 2003)	¥266,290	4.9	¥26,416	101.6	¥29,756	109.0
FY2003 interim period (Ended September 30, 2002)	253,763	2.0	13,105	69.5	14,238	89.3
FY2003 (Ended March 31, 2003)	524,763		32,043		33,839	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	(% change from the previous interim period)	Yen	Yen
FY2004 interim period (Ended September 30, 2003)	¥26,258	160.6	¥127.38	¥117.52
FY2003 interim period (Ended September 30, 2002)	10,075	39.3	48.86	44.24
FY2003 (Ended March 31, 2003)	17,947		86.65	77.32

Notes: 1. Equity in net income of affiliates:
FY2004 interim period ended September 30, 2003 ¥5,257 million
FY2003 interim period ended September 30, 2002 ¥3,468 million
FY2003 ended March 31, 2003 ¥7,608 million
2. Average number of outstanding shares during the period (consolidated):
FY2004 interim period ended September 30, 2003 206,140,030 shares
FY2003 interim period ended September 30, 2002 206,199,869 shares
FY2003 ended March 31, 2003 206,177,687 shares
3. Changes in method of accounting: NONE

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 interim period (Ended September 30, 2003)	¥536,376	¥242,558	45.2	¥1,176.57
FY2003 interim period (Ended September 30, 2002)	523,866	206,019	39.3	999.26
FY2003 (Ended March 31, 2003)	¥512,716	¥214,471	41.8	¥1,040.06

Note: Number of outstanding shares at the end of the period (consolidated):
FY2004 interim period as of September 30, 2003 206,157,086 shares
FY2003 interim period as of September 30, 2002 206,171,257 shares
FY2003 as of March 31, 2003 206,132,103 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2004 interim period (Ended September 30, 2003)	¥10,687	¥ (8,846)	¥ (1,608)	¥42,808
FY2003 interim period (Ended September 30, 2002)	(300)	(11,441)	11,402	39,825
FY2003 (Ended March 31, 2001)	¥33,052	¥ (21,645)	¥ (8,582)	¥42,976

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 90

Number of non-consolidated companies: 0

Number of affiliated companies: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 7

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: 0

Number of companies removed from the equity method: 0

2. FORECAST OF RESULTS FOR FY2004 (April 1, 2003 to March 31, 2004)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2004	¥544,000	¥47,500	¥41,500

Reference: Net income per share for the fiscal year is forecast to be ¥201.30 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2004" under "BUSINESS RESULTS."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 109 subsidiaries and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 11 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa G.m.b.H. Yamaha Music Central Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts and Sports facilities	Kiroro Development Corporation
Others	Golf products, Automobile interior components, FA products and Metallic molds	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

2. MANAGEMENT POLICY

(1) Basic Management Policy

In the 21st century, YAMAHA CORPORATION will continue to grow as a company that works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, improve its responsiveness to technological innovations and rapidly changing markets, and meet customer needs through the provision and development of high-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a competitive position in the global marketplace. Furthermore, by adapting to the proliferation of networks and information technology (IT) and working proactively to protect the environment, the Company will conduct its business in line with the three corporate mottoes set forth in its medium-term management plan: "Striving for Growth," "Consolidated Group Management," and "Value-Added Business, Sparkling YAMAHA Brand."

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase return on equity, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Medium-to-Long-Term Management Strategies and Issues to be Faced

In line with the slogan "Creating ***Kando*** Together," YAMAHA will develop its businesses in the following ways.

1. YAMAHA's operations are divided into three main business segments—Core Businesses (musical instruments, AV/IT and semi-conductors), Lifestyle-Related and Leisure, and Electronic Parts and Materials—and for each segment the Company has mapped

(a) In the Core Businesses group, YAMAHA is raising its operational efficiency and pursuing an effective investment strategy aimed at expanding and developing its operations on a global scale.

In musical instruments, we will work to revitalize the Japanese market and cultivate demand for musical instruments through the market launch of new products, the expansion of music schools for adults and performance space, the development of our musical instrument rental business, and the implementation of other measures. In China, we will focus on the smooth launch of systems for production and marketing. With respect to AV/IT products, YAMAHA will promote its "#1 in home theaters" strategy, and, in China, the Company will move swiftly to launch its businesses, create networks, and accelerate the growth of its solutions business. In the electronics equipment business, we will work to improve the LSI sound chip business and work to develop new products. In the content business, YAMAHA is seeking to enhance the global development of its mobile phone ringing melody distribution service and improve its digital content production capabilities as a part of its comprehensive media strategy development.

(b) The Lifestyle-Related and Leisure group is facing severe market conditions. As a result, YAMAHA will focus on improving the group's revenues and bolstering its operating base through a process of selective resource allocation.

In the lifestyle-related products segment, YAMAHA is seeking to construct a high-value-added business model for the home renovation market and to boost revenues through measures to reduce costs. In the recreation segment, the Company is working to expand its customer base and improve profitability through business development that makes use of the unique characteristics of our respective facilities. In the golf business, we are aiming to expand sales through product development and marketing that clarifies target customers.

(c) In the Electronic Parts and Materials group, YAMAHA will leverage the technologies developed in its core businesses and draw on all its business strengths to achieve balanced growth.

YAMAHA will reform its manufacturing structure to strengthen its operating base in the electronic metals business. Regarding the FA products and metallic molds businesses, the Company will work to secure earnings in its metallic molds business and expand its FA products and robot businesses. In the automobile interior components and fittings business, the Company will work to boost manufacturing efficiency and cultivate new customers.

2. The entire Group will cooperate to rebuild its central information system and promote the implementation of global production strategies, procurement systems, and quality management systems. In addition, the Company is strengthening its patent procurement system and adopting patenting strategies adapted to IT and digitization, establishing an efficient distribution system as well as effective mechanisms for managing its operational infrastructure and the Group's internal funds, and promoting law-abiding management practices, the protection of the global environment, and the thorough management of safety and sanitation.

Through the implementation of the measures outlined above, YAMAHA is aiming for a 9% return on equity over the medium-to-long term.

(4) Corporate Governance Situation

YAMAHA employs an auditing officer system and places the statutory institutions of the Board of Directors and the Board of Auditors hierarchically below the General Meeting of Shareholders. The Company has also established management committee and executive officer committee systems.

YAMAHA instituted its executive officer committee system in February 2001 with the goals of strengthening consolidated Group management capabilities, expediting management decision making by the Board of Directors, and strengthening business execution capabilities. In June 2003, to ensure that directors and executive officers are able to perform their duties with maximum effectiveness, measures have been taken to clarify the respective roles of directors and executive officers. In addition, based on the principle of discrete divisional business execution, the Company has created senior executive officer positions for officers who will be responsible for the execution of relatively important business affairs for individual divisions. This step has entailed an increase in the number of the Company's executive officers.

With regard to corporate officer personnel, YAMAHA has established a corporate officer personnel affairs committee and has stipulated that nominees for the positions of director, auditor, or executive officer be selected with the cooperation of this committee, thereby increasing the transparency and fairness of the corporate officer nomination process. This committee is also considering a personnel development program for future corporate officer candidates as well as moves related to the corporate officer remuneration system.

Furthermore, in January 2003, YAMAHA established a compliance committee with the goal of ensuring rigorous compliance with relevant laws and regulations throughout the YAMAHA Group.

3. BUSINESS RESULTS

(1) Fiscal 2004 Interim Summary

During the interim period under review, the Japanese economy was characterized by increases in capital investments amid improvements in company performance and other bright signs, but consumer spending continued to be lackluster. Overseas, European economies exhibited some weakness, but progress in economic recovery was seen, particularly in the United States and Asia.

Against this backdrop, in the final fiscal year of YAMAHA's medium-term management plan, "Creating ***Kando*** 21," we have grappled with management issues to establish a foundation for growth and achieve management efficiency.

With regard to sales conditions, sales of musical instruments expanded overseas and, in the area of electronic equipment and electronic metals, LSI sound chips for mobile phones performed well, significantly boosting sales in this business; however, sales in the AV/IT segment slipped.

These factors led net sales to increase 4.9% compared with the first half of the prior fiscal year to ¥266,290 million. Of this, domestic sales increased 6.3% to ¥161,766 million and overseas sales increased 2.9% to ¥104,523 million.

Regarding income, recurring profit totaled ¥29,756 million, up 109.0% from the first half of FY2003, and net income leapt 160.6% to ¥26,258 million.

Results by Region Were as Follows:

Musical Instruments

Sales of musical instruments in Japan fell amid the sluggish market, but overseas sales were healthy, leading to an overall increase in sales. By product, piano sales edged up from the first half of FY2003, and digital musical instruments were supported by growth in sales of the Clavinova and portable keyboards. Wind, string, and percussion instrument sales also grew.

In the field of education, adult enrollment in music schools increased, but child enrollment shrank as a result of the declining birthrate in Japan, and sales also declined. However, revenues from English-language classrooms increased due to growing student enrollment.

In the ringing melody distribution service, sales receded due to a drop in the subscription fee although the number of subscribers increased.

Due to these factors, segment sales amounted to ¥149,093 million, a 2.0% increase from the first half of FY2003, and operating income totaled ¥9,690 million, up 62.9%.

AV/IT

In audio products, the decline in product prices throughout the market and the slide in the market for home theater systems dampened overall sales. In the information and telecommunications device product category, sales of routers for business use grew, but YAMAHA withdrew from the PC-use CD-R/RW drive business on March 31, 2003, which exerted downward pressure on sales. However, income improved amid the Company's withdrawal from unprofitable businesses.

Due to these factors, segment sales totaled ¥33,996 million, down 11.7% from the first half of FY2003, but operating income grew to ¥1,428 million, a 36.7% increase.

Lifestyle-Related Products

YAMAHA's flagship products in this segment, system baths and kitchens, saw sales weighed down by stiffer competition, but income improved due to cost cutting and other efforts.

As a result, segment sales totaled ¥23,195 million, down 1.6% from the first falf of FY2003, while operating income increased 101.5%, to ¥1,105 million.

Electronic Equipment and Metal Products

In semiconductors, sales of sound chips for mobile phones experienced robust growth due to rising demand in the Chinese and South Korean markets. Moreover, sales of electronic metal products declined due to the Company's withdrawal from the invar materials business in July 2003; however, income showed a broad improvement.

Due to these factors, segment sales totaled ¥36,388 million, a 46.2% increase from FY2003 interim results, and operating income amounted to ¥14,161 million, a rise of 140.0%.

RECREATION

The number of customer visits at each facility increased overall, but sales were flat due to the closing of Sunza Villa on June 30, 2003. However, income improved due to cost cutting and other measures.

Due to these factors, sales for this segment totaled ¥10,301 million, unchanged from the first half of the prior fiscal year, and the segment recorded an operating loss of ¥464 million, compared with an operating loss of ¥828 million in the first half of FY2003.

OTHERS

In the golf business, the INPRES series continued to sell well, and sales increased. Regarding FA products and metallic molds, demand for magnesium components for mobile phones strongly boosted sales. The automobile interior components and fittings business also saw increased sales on the back of orders for new editions of existing model lines and the introduction of new model lines.

Due to these factors, segment sales amounted to ¥13,313 million, a 28.7% increase from the first half of FY2003, and operating income totaled ¥493 million, up 1.3%.

Results by Region Were as Follows:

In Japan, sales totaled ¥169,178 million, up 6.6% from the first half of FY2003, and operating income climbed 90.9%, to ¥21,518 million. In North America, sales decreased 8.0%, to ¥40,492 million, and operating income decreased 5.3%, to ¥2,023 billion. In Europe, sales increased 7.5%, to ¥38,124 million, and operating income totalled ¥2,291 million, up 135.7%. In the Asia, Oceania, and Other regions, sales increased 18.9%, to ¥18,494 million, and operating income grew 84.2%, to ¥2,610 million.

(2) Forecast for Fiscal 2004

Whole-year fiscal performance is projected to remain lackluster due to the stagnant Japanese market and the ongoing strength of the yen against the U.S. dollar. However, due to the improved performance in the first half of the fiscal year, consolidated net sales are forecast to increase 3.7% from FY2003, to ¥544.0 billion, consolidated recurring profit is expected to increase 40.4%, to ¥47.5 billion, and consolidated net income is forecast to increase 131.2%, to ¥41.5 billion.

4. FINANCIAL POSITION

(1) Interim Period Cash Flows

During the fiscal interim period under review, the net decrease in cash and cash equivalents (hereinafter "cash") was ¥603 million, with cash at the end of the period amounting to ¥42,808 million, compared with a ¥831 million decrease in the first half of the previous fiscal half-year.

CASH FLOWS FROM OPERATING ACTIVITIES

Net income before income taxes and minority interests substantially improved in the interim period, to ¥28,719 million, compared with ¥12,249 million in the corresponding period of FY2003, but due to the increase in inventories and notes and accounts receivable, net cash provided by operating activities totaled only ¥10,687 million, compared with ¥300 million in net cash outflows during the first half of FY2003.

CASH FLOWS FROM INVESTING ACTIVITIES

Due to such factors as the implementation of capital investments, cash used in investing activities totaled ¥8,846 million, compared with outflows of ¥11,441 million in the first half of FY2003.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash used in financing activities amounted to ¥1,608 million, compared with ¥11,402 million provided in the first half of the previous fiscal year, reflecting the Company's dividend payments and other expenses.

Trends in Cash-Flow Indicators

	FY2002 interim period	FY2003 interim period	FY2004 interim period	FY2002	FY2003
Equity ratio	37.5%	39.3%	45.2%	39.6%	41.8%
Equity ratio based on current market prices	34.1%	45.4%	81.3%	36.9%	53.7%
Debt redemption period (years)	—	—	—	3.3 years	2.8 years
Interest coverage ratio	—	—	13.0	9.9	16.0

(Calculation Methods)

Equity ratio = shareholders' equity ÷ total assets

Equity ratio based on current market prices = total market value of common stock ÷ total assets

Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities (Not recorded for the interim period)

Interest coverage ratio = net cash provided by operating activities ÷ interest payments

Notes:

1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities and interest payments are those from the consolidated statement of cash flows.
4. The interest coverage ratios for the interim periods ending September 30, 2001, and September 30, 2002, are not presented herein because cash flows from operating activities were negative.

(2) Financial Outlook for Fiscal 2004

Cash provided by operating activities is projected to increase due to the rise in income, the collection of notes and accounts receivable, and the drop in inventories. We plan to use these funds to finance investing activities. With regard to cash flows from financing activities, the reimbursement of convertible bonds is planned.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2004 interim period (as of Sept. 30, 2003)	FY2003 interim period (as of Sept. 30, 2002)	FY2003 (as of Mar. 31, 2003)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 44,248**	¥ 40,314	¥ 44,485
Notes and accounts receivable	**91,034**	84,276	81,755
Marketable securities	**850**	791	1,370
Inventories	**86,493**	90,691	80,144
Deferred income taxes	**11,061**	10,270	10,489
Other current assets	**5,549**	4,250	5,469
Allowance for doubtful accounts	**(2,421)**	(2,856)	(2,625)
Total current assets	**236,815**	227,737	221,089
Fixed assets:			
Tangible assets			
Buildings and structures	**66,371**	69,417	67,166
Machinery and equipment	**21,015**	20,963	21,334
Tools, furniture and fixtures	**12,093**	12,736	12,305
Land	**76,776**	77,458	76,835
Construction in progress	**2,317**	1,016	1,082
Total tangible assets	**178,574**	181,592	178,724
Intangible assets	**1,081**	879	813
Investments and other assets			
Investment securities	**91,173**	79,085	77,622
Deferred income taxes	**21,029**	24,500	24,663
Other assets	**8,991**	11,225	11,137
Allowance for doubtful accounts	**(1,290)**	(1,153)	(1,334)
Total investments and other assets	**119,904**	113,657	112,089
Total fixed assets	**299,560**	296,128	291,627
Total assets	**¥536,376**	¥523,866	¥512,716

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2004 interim period (as of Sept. 30, 2003)	FY2003 interim period (as of Sept. 30, 2002)	FY2003 (as of Mar. 31, 2003)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 42,524**	¥ 42,521	¥ 39,462
Short-term loans	**34,150**	63,038	27,078
Convertible bonds scheduled for redemption within one year	**24,317**	—	24,317
Current portion of long-term debt	**4,333**	9,129	10,090
Accrued expenses	**37,379**	38,723	42,501
Various reserves	**3,026**	3,120	3,097
Other current liabilities	**11,352**	9,587	11,600
Total current liabilities	**157,083**	166,120	158,148
Long-term liabilities:			
Convertible bonds	—	24,317	—
Long-term debt	**28,134**	13,311	28,951
Deferred income taxes on land revaluation	**13,568**	14,207	13,577
Accrued employees' retirement benefits	**52,456**	55,476	53,988
Directors' retirement benefits	**877**	888	965
Long-term deposits received	**36,137**	37,201	36,848
Other long-term liabilities	**1,812**	1,952	1,839
Total long-term liabilities	**132,987**	147,355	136,171
Total liabilities	**290,071**	313,476	294,319
MINORITY INTERESTS	**3,746**	4,371	3,925
SHAREHOLDERS' EQUITY			
Common stock	**28,533**	28,533	28,533
Capital surplus	**40,052**	26,924	40,052
Earned surplus	**187,983**	168,398	162,344
Reserve for land revaluation	**15,417**	15,870	16,152
Net unrealized holding gains on other securities	**5,473**	1,615	378
Translation adjustments	**(34,660)**	(35,130)	(32,753)
Treasury stock, at cost	**(242)**	(193)	(236)
Total shareholders' equity	**242,558**	206,019	214,471
Total liabilities and minority interests and shareholders' equity	**¥536,376**	¥523,866	¥512,716

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statement of Operations

	FY2004 interim period (April 1, 2003–Sept. 30, 2003)		FY2003 interim period (April 1, 2002–Sept. 30, 2002)		FY2003 (April 1, 2002–Mar. 31, 2003)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥266,290**	**100.0**	¥253,763	100.0	¥524,763	100.0
Cost of sales:	**164,416**	**61.7**	164,805	64.9	338,440	64.5
Gross profit	**101,873**	**38.3**	88,957	35.1	186,323	35.5
Unrealized profit	**95**		25		133	
Total gross profit	**101,969**	**38.3**	88,983	35.1	186,456	35.5
Selling, general and administrative expenses:						
Sales commissions	**1,188**		1,271		2,588	
Transport expense	**6,510**		5,700		12,099	
Advertising and sales promotion expenses	**10,222**		10,273		21,740	
Various reserves	**5,123**		4,827		9,572	
Personnel expenses	**31,005**		29,255		59,206	
Rent	**1,746**		2,039		3,884	
Depreciation and amortisation	**2,398**		2,607		5,233	
Other	**17,355**		19,903		40,087	
Total selling, general and administrative expenses	**75,552**	**28.4**	75,878	29.9	154,413	29.4
Operating income	**26,416**	**9.9**	13,105	5.2	32,043	6.1
Non-operating income:						
Interest received	**150**		166		360	
Dividends received	**212**		174		222	
Equity in earnings of unconsolidated subsidiaries and affiliates	**5,257**		3,468		7,608	
Other	**936**		975		1,802	
Total non-operating income	**6,557**	**2.5**	4,785	1.8	9,994	1.9
Non-operating expenses:						
Interest paid	**783**		1,021		2,015	
Cash discounts	**2,096**		2,019		4,347	
Other	**338**		610		1,834	
Total non-operating expenses	**3,217**	**1.2**	3,652	1.4	8,197	1.6
Recurring profit	**29,756**	**11.2**	14,238	5.6	33,839	6.4
Other profit:						
Gain on sale of fixed assets	**78**		60		231	
Reversal of allowances	**94**		154		229	
Gain on sale of investment securities	**20**		—		—	
Total other profit	**193**	**0.1**	215	0.1	460	0.1
Other loss:						
Loss on removal of fixed assets	**549**		578		1,205	
Loss from revaluation on investment securities	**19**		1,139		7,746	
Loss on revaluation of stock in subsidiaries	**67**		—		—	
Structural reform expenses	**252**		—		2,271	
Fines and penalties	**341**		—		—	
Loss on sale of stocks in subsidiaries	—		222		222	
Loss on revaluation of stock in subsidiaries	—		265		242	
Total other loss	**1,230**	**0.5**	2,205	0.9	11,687	2.2
Income before income taxes and minority interests	**28,719**	**10.8**	12,249	4.8	22,612	4.3
Current income taxes (benefit)	**2,321**	**0.9**	2,118	0.8	3,962	0.8
Deferred income taxes (benefit)	**(164)**	**(0.1)**	(188)	(0.1)	65	0.0
Minority interests	**303**	**0.1**	243	0.1	636	0.1
Net income	**¥ 26,258**	**9.9**	¥ 10,075	4.0	¥ 17,947	3.4

Note: Figures of less than ¥1 million have been omitted.

(3) Retained Earnings

	Millions of yen					
	FY2004 interim period (April 1, 2003–Sept. 30, 2003)		FY2003 interim period (April 1, 2002–Sept. 30, 2002)		FY2003 (April 1, 2002–Mar. 31, 2003)	
CAPITAL SURPLUS						
Balance at beginning of period:						
Capital reserve		**¥ 40,052**	¥ 26,924	¥ 26,924	¥ 26,924	¥ 26,924
Increase in capital surplus						
Capital surplus arising from merger(s)	—	—	—	—	13,127	13,127
Balance at end of period		**40,052**		26,924		40,052
EARNED SURPLUS						
Balance at beginning of period:						
Retained earnings		**162,344**	157,589	157,589	157,589	157,589
Additional earned surplus:						
Net income	**26,258**		10,075		17,947	
Effect of change in scope of consolidation	**545**		849		849	
Effect of change in interests in subsidiaries	**109**		69		—	
Reversal of reserve for land revaluation	—		623		869	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	—		17		88	
Increase from accounting period changes of consolidated subsidiaries	**64**	**26,977**	—	11,635	—	19,754
Deduction from earned surplus:						
Cash dividends paid	**1,031**		825		1,857	
Bonuses to directors and statutory auditors	**82**		0		0	
Effect of change in scope of consolidation	**116**		—		—	
Effect of change in interests in subsidiaries	—		—		13	
Reversal of reserve for land revaluation	**106**		—		—	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	**0**					
Decrease due to merger(s)	—	**1,337**	—	826	13,127	14,999
Balance at end of period		**¥187,983**		¥168,398		¥162,344

(4) Consolidated Statement of Cash Flows

	FY2004 interim period (April 1, 2003– Sept. 30, 2003)	FY2003 interim period (April 1, 2002– Sept. 30, 2002)	FY2003 (April 1, 2002– Mar. 31, 2003)
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥28,719**	¥12,249	¥22,612
Depreciation and amortization	**8,702**	9,083	17,586
Amortization of consolidated goodwill	**63**	22	113
Allowance for doubtful accounts	**(197)**	454	395
Loss from revaluation of investment securities	**19**	1,139	7,746
Loss on revaluation of stock in subsidiaries	**67**	—	—
Loss on revaluation of capital in subsidiaries	**—**	265	242
Decrease in employees' retirement benefits, net of payments	**(1,579)**	(3,661)	(5,150)
Interest and dividend income	**(363)**	(341)	(583)
Interest expenses	**783**	1,021	2,015
Loss on foreign exchange	**154**	260	242
Equity in earnings of unconsolidated subsidiaries and affiliates	**(5,257)**	(3,468)	(7,608)
Loss on sale of stocks in affiliates	**—**	222	222
Gain on sale of investment securities	**(20)**	—	—
Gains on sale of fixed assets	**(78)**	(60)	(231)
Loss on disposal of fixed assets	**549**	578	1,205
Structural reform expenses	**252**	—	1,509
Fines and penalties	**341**	—	—
Increase in accounts and notes receivable—trade	**(10,284)**	(11,142)	(8,509)
Decrease (increase) in inventories	**(7,421)**	(7,893)	3,233
Increase in accounts and notes payable	**3,668**	6,278	2,894
Other, net	**(4,230)**	(3,590)	(1,877)
Subtotal	**13,888**	1,415	36,061
Interest and dividends receivable	**786**	379	1,181
Interest paid	**(824)**	(1,014)	(2,067)
Fines and penalties paid	**(341)**	—	—
Income taxes paid and refunded	**(2,821)**	(1,080)	(2,123)
Net cash (used in) provided by operating activities	**10,687**	(300)	33,052
Cash flows from investing activities:			
Proceeds from sale of marketable securities	**—**	49	—
Net increase in time deposits	**101**	—	(1,125)
Purchases of fixed assets	**(9,106)**	(8,101)	(15,730)
Proceeds from sale of fixed assets	**275**	1,518	2,674
Purchases of investment securities	**(164)**	(3,348)	(6,541)
Proceeds from sale of investment securities	**140**	149	187
Payments for capital investments	**(550)**	(1,895)	(1,782)
Payment for loans receivable	**(20)**	(94)	(133)
Collection of loans receivable	**478**	338	722
Other, net	**0**	(58)	83
Net cash used in investing activities	**(8,846)**	(11,441)	(21,645)
Cash flows from financing activities:			
Decrease (increase) in short-term loans	**6,612**	14,952	(20,887)
Proceeds from long-term debt	**300**	1,070	18,908
Repayments of long-term debt	**(6,390)**	(2,677)	(3,065)
Proceeds from resort member deposits	**—**	16	19
Repayments of resort member deposits	**(710)**	(774)	(1,297)
Purchases of treasury stock	**(12)**	(89)	(133)
Cash dividends paid	**(1,031)**	(825)	(1,857)
Cash dividends paid to minority shareholders	**(375)**	(268)	(268)
Net cash provided by (used in) financing activities	**(1,608)**	11,402	(8,582)
Effect of exchange rate changes on cash and cash equivalents	**(836)**	(492)	(504)
Net increase (decrease) in cash and cash equivalents	**(603)**	(831)	2,319
Cash and cash equivalents at beginning of period	**42,976**	40,571	40,571
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	**1,150**	85	85
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**(127)**	—	—
Increase/decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subisidiaries	**(587)**	—	—
Cash and cash equivalents at end of period	**¥42,808**	¥39,825	¥42,976

(5) Basic Items for the Preparation of the Consolidated Financial Statement

1. *Scope of Consolidation*

Consolidated subsidiaries: 90 corporations

During the fiscal 2004 interim period, a total of seven subsidiaries (two overseas subsidiaries and five Japanese subsidiaries) were brought into the consolidated group. In addition, one overseas subsidiary was removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. The YAMAHA Group."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. *Application of Equity Method*

Of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries, Yamaha Motor Co., Ltd. and one other affiliate are accounted for by the equity method.

As for Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries and Yamaha–Olin Metal Corporation, and other affiliates to which the equity method has not been applied, the effect of their net income/loss and retained earnings on the consolidated financial results was immaterial.

3. *Fiscal Year of Consolidated Subsidiaries*

Settlement days for consolidated subsidiaries, with the exception of the following 20 companies, are all the same as that for the Company.

P.T. Yamaha Indonesia
P.T. Yamaha Music Indonesia (Distributor)
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
P.T. Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico, S. A. de C. V.
Yamaha Electronics Manufacturing (M) Sdn, Bhd.
Yamaha Music (Malaysia) Sdn, Bhd. (and 3 other corporations)
Tianjin Yamaha Electronic Musical Instruments, Inc.
Guanzhou Yamaha–Pearl River Piano Inc.
Xiaoshan Yamaha Musical Instrument Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Electronics (Suzhou) Co., Ltd.
Yamaha Music (Asia) Pte., Ltd. (and 2 other corporations)

Although the interim periods of all of the above listed 20 companies ended June 30, the financial statements comply with the commonly used date for the close of the interim period, namely September 30. The determination of these accounts was based on rational procedures in accordance with procedures for regular accounts and used as the closing date that was used for the Company's consolidated interim accounts for the consolidated fiscal accounting period under review.

4. *Accounting Standards*

a) Basis and Method of Evaluation of Significant Assets

Marketable securities

Securities to be held until maturity:	At amortized cost (straight-line method)

Other marketable securities

With market value:	At fair value as of the balance-sheet date (changes in fair value are recorded in a separate component of shareholders' equity in an amount net of tax, and the periodic average method is used to calculate the original cost)
Without market value:	At cost, determined by the periodic average method

Derivatives

At fair value

Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

Tangible fixed assets

Mainly calculated by the declining-balance method except facilities connected to our recreation business and certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:

Buildings: 31-50 years (attachment facilities are mainly 15 years)

Structures: 10-30 years

Machinery and Equipment: 4-11 years

Tools, furniture and fixtures: 5-6 years (metallic molds are mainly two years)

c) Accounting for Reserves and Benefits

Allowance for doubtful accounts

To provide for losses on doubtful accounts, provisions are made equal to projected losses as calculated based on the following methods.

Normal accounts: loan loss experience ratio method

Doubtful accounts: financial composition evaluation method

Accrued employees' retirement benefits

In the determination of the amount of employee retirement benefits, the amount that is recognized as having been incurred at the end of the interim consolidated accounting period is calculated primarily based on the projected retirement benefit obligations and the pension fund assets.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Directors' retirement benefits

Directors' retirement benefits are provided at 100% of the amount that would be required as of the balance sheet date based on the Company' s internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated calls
Hedging instruments	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations in foreign exchange

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Change in Presentation

Consolidated Interim Statement of Operations

Up to the previous consolidated interim accounting period, miscellaneous salaries (¥1,326 million in the previous consolidated interim accounting period) were included in other of selling, general and administrative expenses and are now shown as a part of personnel expenses.

(7) Other Notes

Notes to the Consolidated Balance Sheets

	At September 30, 2003	At September 30, 2002	At March 31, 2003
1. Accumulated Depreciation	¥225,042 million	¥219,106 million	¥221,380 million
2. Mortgaged Assets			
Cash and bank deposits	¥ 30 million	¥ 30 million	¥ 30 million
Marketable securities	250	682	1,112
Tangible fixed assets	2,599	13,292	2,440
Investments and other assets	1,780	1,764	1,315
Total	¥ 4,660 million	¥ 15,769 million	¥ 4,898 million

	At September 30, 2003	At September 30, 2002	At March 31, 2003
3. Contingent Liabilities	¥107 million	¥107 million	¥131 million
4. Discount on Export Bills Receivable	¥1,266 million	¥1,335 million	¥1,483 million

	At September 30, 2003	At September 30, 2002	At March 31, 2003
5. Deferred Hedge Gains			
Deferred hedge gains	¥597 million	¥ 21 million	¥ 16 million
Deferred hedge losses	9	298	649
Deferred hedge gains (net)	¥588 million	¥(276) million	¥(632) million

Notes to the Statements of Income

	FY2004 interim period ended September 30, 2003	FY2003 interim period ended September 30, 2002	FY2003 ended March 31, 2003
1. Significant Components of Reversal of Allowances:			
Allowance for doubtful accounts	¥ 190 million	¥ 525 million	¥ 531 million
Accrued employees' retirement benefits	4,042	3,492	7,362
Directors' retirement benefits	73	94	189

2. Structural reform expenses

(During the interim period under review)

Expenses related to the Company's decision to close the overseas AV equipment production subsidiary Yamaha Electronique Alsace S.A.

3. Fines and penalties

The European Commission (EC) fined four of YAMAHA's European musical instrument marketing subsidiaries for alleged breaches of European competition law.

NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

	FY2004 interim period ended September 30, 2003	FY2003 interim period ended September 30, 2002	FY2003 ended March 31, 2003
Cash and bank deposits	¥44,248 million	¥40,314 million	¥44,485 million
Time deposits with a maturity of more than three months	(1,439)	(488)	(1,509)
Cash and cash equivalents	¥42,808 million	¥39,825 million	¥42,976 million

6. SEGMENT INFORMATION

(1) Business Segments (FY2004 interim period ended September 30, 2003)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥149,093	¥33,996	¥23,195	¥36,388	¥10,301	¥13,313	¥266,290	¥ —	¥266,290
Intersegment sales or transfers	—	—	—	1,209	—	—	1,209	(1,209)	
Total sales	149,093	33,996	23,195	37,598	10,301	13,313	267,500	(1,209)	266,290
Operating expenses	139,402	32,567	22,090	23,436	10,766	12,819	241,083	(1,209)	239,873
Operating income (loss)	¥ 9,690	¥ 1,428	¥ 1,105	¥14,161	¥ (464)	¥ 493	¥ 26,416	¥ —	¥ 26,416

Notes: 1. Business Sectors:
Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.
2. Major products and services of each business segment are shown in "1. The Yamaha Group" on page 3.

(FY2003 interim period ended September 30, 2002)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥146,175	¥38,482	¥23,574	¥24,885	¥10,301	¥10,343	¥253,763	¥ —	¥253,763
Intersegment sales or transfers	—	—	—	1,732	—	—	1,732	(1,732)	
Total sales	146,175	38,482	23,574	26,618	10,301	10,343	255,495	(1,732)	253,763
Operating expenses	140,225	37,436	23,025	20,716	11,130	9,855	242,390	(1,732)	240,657
Operating income (loss)	¥ 5,950	¥ 1,045	¥ 548	¥ 5,901	¥ (828)	¥ 487	¥ 13,105	¥ —	¥ 13,105

(FY2003 ended March 31, 2003)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥3,250	¥ 461	¥19,282	¥ (1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043

(2) Geographical Segments (FY2004 interim period ended September 30, 2003)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥169,178	¥40,492	¥38,124	¥18,494	¥266,290	¥ —	¥266,290
Intersegment sales or transfers	76,700	758	214	33,259	110,932	(110,932)	
Total sales	245,879	41,250	38,339	51,754	377,223	(110,932)	266,290
Operating expenses	224,360	39,227	36,047	49,143	348,778	(108,905)	239,873
Operating income (loss)	¥ 21,518	¥ 2,023	¥ 2,291	¥ 2,610	¥ 28,444	¥ (2,027)	¥ 26,416

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2003 interim period ended September 30, 2002) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥158,727	¥44,018	¥35,465	¥15,552	¥253,763	¥ —	¥253,763
Intersegment sales or transfers	80,077	868	386	29,162	110,495	(110,495)	
Total sales	238,805	44,886	35,852	44,714	364,258	(110,495)	253,763
Operating expenses	227,532	42,749	34,879	43,297	348,458	(107,801)	240,657
Operating income (loss)	¥ 11,272	¥ 2,137	¥ 972	¥ 1,417	¥ 15,799	¥ (2,693)	¥ 13,105

(FY2003 ended March 31, 2003) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥326,769	¥88,512	¥76,620	¥32,861	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	137,734	1,675	610	69,090	209,110	(209,110)	—
Total sales	464,503	90,188	77,230	101,951	733,874	(209,110)	524,763
Operating expenses	441,129	86,892	74,801	98,542	701,365	(208,645)	492,720
Operating income (loss)	¥ 23,374	¥ 3,295	¥ 2,429	¥ 3,409	¥ 32,508	¥ (465)	¥ 32,043

(3) Overseas Sales (FY2004 interim period ended September 30, 2003) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥41,067**	**¥38,989**	**¥24,466**	**¥104,523**
Net sales	—	—	—	**266,290**
% of net sales	**15.4%**	**14.6%**	**9.2%**	**39.2%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2003 interim period ended September 30, 2002) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥44,633	¥35,576	¥21,344	¥101,553
Net sales	—	—	—	253,763
% of net sales	17.6%	14.0%	8.4%	40.0%

(FY2003 ended March 31, 2003) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥89,728	¥77,185	¥45,721	¥212,634
Net sales	—	—	—	524,763
% of net sales	17.1%	14.7%	8.7%	40.5%

7. MARKETABLE SECURITIES

(1) Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2004 interim period (as of September 30, 2003)			FY2003 interim period (as of September 30, 2002)			FY2003 (as of March 31, 2003)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	**¥ 260**	**¥ 262**	**¥ 1**	¥ 270	¥ 274	¥ 4	¥ 270	¥ 274	¥ 4
Corporate bonds	**920**	**924**	**4**	1,642	1,652	9	1,640	1,649	8
Others	**2,250**	**2,264**	**14**	1,750	1,781	30	1,750	1,778	28
Total	**¥3,430**	**¥3,452**	**¥21**	¥3,662	¥3,707	¥44	¥3,661	¥3,702	¥41

(2) Available-for-Sales Securities at Market Value

(Millions of yen)

	FY2004 interim period (as of September 30, 2003)			FY2003 interim period (as of September 30, 2002)			FY2003 (as of March 31, 2003)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Stocks	**¥11,937**	**¥20,702**	**¥8,764**	¥18,542	¥21,318	¥2,775	¥11,937	¥12,769	¥832
Bonds									
Corporate bonds	**—**	**—**	**—**	43	50	6	—	—	—
Others	**51**	**45**	**(5)**	51	42	(8)	51	37	(13)
Total	**¥11,988**	**¥20,747**	**¥8,759**	¥18,636	¥21,411	¥2,774	¥11,988	¥12,806	¥818

(3) Book Value of Securities without Market Value

(Millions of yen)

	FY2004 interim period (as of September 30, 2003)	FY2003 interim period (as of September 30, 2002)	FY2003 (as of March 31, 2003)
Other securities			
Unlisted securities (except for over-the-counter traded securities)	**¥6,982**	¥3,853	¥6,929

Note: During the interim consolidated accounting period, stocks with market values included under other marketable securities are not subject to impairment loss.

The impairment loss in such securities is recognized when market value at the period end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable (based on consideration of such factors as trends in market prices and the financial condition of issuers).

(Amounts Per Share)

(Yen)

	FY2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY2003 interim period (Apr. 1, 2002–Sept. 30, 2002)	FY2003 (Apr. 1, 2002–Mar. 31, 2003)
Net assets per share	**¥1,176.57**	¥999.26	¥1,040.06
Net income per share	**127.38**	48.86	86.65
Net income per share after adjustment for latent stock	**117.52**	44.24	77.32

Note: Basis for calculations of net income per share and net income per share after adjustment for latent stock

	FY2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY2003 interim period (Apr. 1, 2002–Sept. 30, 2002)	FY2003 (Apr. 1, 2002–Mar. 31, 2003)
Net assets per share			
Net income	**¥26,258 million**	¥10,075 million	¥17,947 million
Value not attributed to common stock	—	—	82
Portion distributed as directors' bonuses	—	—	82
Value attributed to common stock	**26,258**	10,075	17,864
Average number of outstanding shares during the fiscal year (thousand shares)	**206,140**	206,199	206,177
Net income per share after adjustment for latent stock			
Net income adjustment value	**(734) million**	(464) million	(1,069) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	**136**	136	273
Portion of interest on investments accounted for by equity method	**(870)**	(601)	(1,342)
Increase in number of outstanding shares	**11,053 thousand shares**	11,053 thousand shares	11,053 thousand shares
Portion due to ocnversion of convertible bonds	**11,053 thousand shares**	11,053 thousand shares	11,053 thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—	—

(Important Events Subsequent to the Balance Sheet Date)

1. Employees' Pension Fund, Substitutional Portion

The Company and certain consolidated Japanese subsidiaries received approval for exemption from obligations for future expenditures from the Minister of Health, Labour and Welfare on November 1, 2003, with regard to the substitutional portion of the Employees' Pension Fund in line with the Law on the Defined Benefit Pension Plan taking effect.

Yamaha and certain consolidated Japanese subsidiaries plan not to apply the transitional provision established in Chapter 47, Paragraph 2, of the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No. 13 "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" and instead plan to recognize the difference between the accrued employee retirement benefits related to the substitutional portion on the day that the substitutional portion of the Employees' Pension Fund was returned and a sum equivalent to the value of returned pension assets as income or loss.

The Company estimates that the application of the aforementioned transitional provision would have created consolidated extraordinary gains of approximately ¥15.2 billion. However, due to fluctuations in the market value of pension assets and the fact that the value of the substitutional portion cannot be determined until the return date, actual extraordinary gains would differ from these projections.

YAMAHA CORPORATION

Interim Flash Report

Non-Consolidated Basis

Results for the FY2004 interim period ended September 30, 2003

November 10, 2003

Company name: YAMAHA CORPORATION
(URL http://www.yamaha co.jp/english/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 10, 2003
Interim dividend: YES
Start date of interim dividend payout: December 10, 2003
Application of share unit system: Applicable (1 unit=100 shares)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2004 INTERIM PERIOD (April 1, 2003 to September 30, 2003)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2004 interim period (Ended September 30, 2003)	¥179,907	4.5	¥18,767	77.1	¥19,763	79.7
FY2003 interim period (Ended September 30, 2002)	172,098	(0.5)	10,599	38.7	10,998	27.3
FY2003 (Ended March 31, 2003)	334,078		21,897		22,218	

	Net income		Net income per share
	Millions of yen	(% change from the previous interim period	Yen
FY2004 interim period (Ended September 30, 2003)	¥19,288	151.5	¥93.47
FY2003 interim period (Ended September 30, 2002)	7,669	(11.8)	37.15
FY2003 (Ended March 31, 2003)	7,706		36.95

Notes: 1. Average number of outstanding shares during the period:
FY2004 interim period ended September 30, 2003 — 206,356,126 shares
FY2003 interim period ended September 30, 3002 — 206,426,510 shares
FY2003 ended March 31, 2003 — 206,404,508 shares
2. Changes in method of accounting: NONE

(2) Dividends

	Interim dividends per share	Dividends paid for the year
	Yen	Yen
FY2004 interim period (Ended September 30, 2003)	¥5.00	¥ —
FY2003 interim period (Ended September 30, 2002)	5.00	—
FY2003 (As of March 31, 2003)	—	¥10.00

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 interim period (Ended September 30, 2003)	¥356,379	¥169,342	47.5%	¥820.65
FY2003 interim period (Ended September 30, 2002)	291,774	148,282	50.8	718.43
FY2003 (As of March 31, 2003)	¥347,499	¥146,394	42.1	709.03

Notes: 1. Number of outstanding shares at the end of the period:
FY2004 interim period ended September 30, 2003 206,351,727 shares
FY2003 interim period ended September 30, 3002 206,397,898 shares
FY2003 ended March 31, 2003 206,358,924 shares
2. Number of shares of treasury stock at the end of the period:
FY2004 interim period ended September 30, 2003 171,536 shares
FY2003 interim period ended September 30, 3002 125,365 shares
FY2003 ended March 31, 2003 164,339 shares

2. FORECAST OF RESULTS FOR FY2004 (April 1, 2003 to March 31, 2004)

	Net sales	Recurring profit	Net income	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2004	¥341,000	¥24,500	¥23,500	¥5.00	¥10.00

Reference: Net income per share for the fiscal year is forecast to be ¥113.88 on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2004" under "BUSINESS RESULTS."

(References)

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2004 interim period (as of Sept. 30, 2003)	FY2003 interim period (as of Sept. 30, 2002)	FY2003 (as of Mar. 31, 2003)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 25,861**	¥ 11,371	¥ 19,127
Notes receivable	**7,698**	5,680	9,253
Accounts receivable	**41,294**	36,125	39,260
Inventories	**25,101**	25,243	27,748
Deferred income taxes	**8,652**	7,979	7,969
Other current assets	**2,321**	2,177	2,507
Allowance for doubtful accounts	**(1,306)**	(1,283)	(1,344)
Total current assets	**109,623**	87,295	104,521
Fixed assets:			
Tangible assets			
Buildings	**36,054**	14,003	36,300
Machinery and equipment	**7,054**	7,277	7,130
Land	**63,918**	48,110	63,937
Other tangible assets	**11,024**	6,455	11,102
Total tangible assets	**118,051**	75,846	118,470
Intangible assets	**110**	77	110
Investments and other assets:			
Investment securities	**27,486**	25,100	19,599
Shares of affiliated companies	**62,960**	63,855	62,353
Deferred income taxes	**19,313**	22,992	22,914
Other assets	**19,911**	17,608	20,605
Allowance for doubtful accounts	**(1,078)**	(1,001)	(1,074)
Total investments and other assets	**128,593**	128,555	124,397
Total fixed assets	**246,755**	204,479	242,978
Total assets	**¥356,379**	¥291,774	¥347,499

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2004 interim period (as of Sept. 30, 2003)	FY2003 interim period (as of Sept. 30, 2002)	FY2003 (as of Mar. 31, 2003)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ 806**	¥ 1,253	¥ 688
Accounts payable	**24,518**	26,867	23,762
Short-term loans	**2,912**	944	6,461
Convertible bonds scheduled for redemption within one year	**24,317**	—	24,317
Current portion of long-term debt	—	6,220	6,220
Corporate taxes payable	**50**	50	100
Accrued expenses	**20,745**	20,637	22,911
Various reserves	**909**	741	852
Reserve for subsidiary support	—	—	1,264
Other current liabilities	**2,513**	2,109	2,383
Total current liabilities	**76,772**	58,823	88,961
Long-term liabilities:			
Convertible bonds	—	24,317	—
Long-term debt	**17,338**	—	17,038
Deferred income taxes on land revaluation	**10,160**	10,684	10,169
Accrued employees' retirement benefits	**44,882**	48,017	46,228
Directors' retirement benefits	**614**	672	721
Long-term deposits received	**36,309**	—	37,020
Other liabilities	**959**	977	965
Total long-term liabilities	**110,264**	84,669	112,143
Total liabilities	**187,037**	143,492	201,105
SHAREHOLDERS' EQUITY			
Common stock	**28,533**	28,533	28,533
Capital surplus:			
Capital reserve	**40,052**	26,924	40,052
Total capital surplus	**40,052**	26,924	40,052
Earned surplus:			
Legal reserve	**4,159**	4,159	4,159
Retained earnings	**65,422**	58,854	58,854
Unappropriated earnings	**23,603**	12,851	12,101
Total earned surplus	**93,185**	75,865	75,115
Reserve for land revaluation	**2,533**	15,457	2,426
Net unrealized holding gains on other securities	**5,233**	1,640	449
Treasury stock, at cost	**(195)**	(139)	(183)
Total shareholders' equity	**169,342**	148,282	146,394
Total liabilities and shareholders' equity	**¥356,379**	¥291,774	¥347,499

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statement of Operations

	FY2004 interim period (April 1, 2003– Sept. 30, 2003)		FY2003 interim period (April 1, 2002– Sept. 30, 2002)		FY2003 (April 1, 2002– Mar. 31, 2003)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥179,907**	**100.0**	¥172,098	100.0	¥334,078	100.0
Cost of sales:	**127,127**	**70.7**	129,515	75.2	245,721	73.6
Gross profit	**52,780**	**29.3**	42,582	24.8	88,356	26.4
Unrealized profit	**93**		20		124	
Total gross profit	**52,874**	**29.4**	42,602	24.8	88,480	26.4
Selling, general and administrative expenses:	**34,107**	**19.0**	32,002	18.6	66,583	19.9
Operating income	**18,767**	**10.4**	10,599	6.2	21,897	6.5
Non-operating income	**1,536**	**0.9**	1,125	0.6	1,661	0.5
Non-operating expenses:	**540**	**0.3**	727	0.4	1,340	0.4
Recurring profit	**19,763**	**11.0**	10,998	6.4	22,218	6.6
Other profit	**113**	**0.0**	210	0.1	382	0.1
Other loss	**758**	**0.4**	3,193	1.8	13,743	4.1
Income before income taxes and minority interests	**19,118**	**10.6**	8,015	4.7	8,857	2.6
Current income taxes (benefit)	**50**	**0.0**	50	0.0	100	0.0
Deferred income taxes (benefit)	**(220)**	**(0.1)**	296	0.2	1,051	0.3
Net income (loss)	**19,288**	**10.7**	7,669	4.5	7,706	2.3
Retained earnings at beginning of period	**4,421**		4,557		4,557	
Reversal of reserve for land revaluation	**(107)**		623		869	
Interim dividends	**—**		—		1,031	
Retained earnings at end of period	**¥ 23,603**		¥ 12,851		¥ 12,101	

Exhibit 2

03年9月中間期業績資料

ヤマハ株式会社

	当中間期予想 (03/08/08発表) 03年9月期	当中間期実績 03年9月期	前年同期実績 02年9月期	当期予想 (03/08/08発表) 04年3月期	当期予想 (今回発表) 04年3月期	前期実績 03年3月期
売上高	2,640億円	2,662億円	2,537億円	5,410億円	5,440億円	5,247億円
国内売上高	1,573億円 (59.6%)	1,617億円 (60.8%)	1,522億円 (60.0%)	3,089億円 (57.1%)	3,181億円 (58.5%)	3,121億円 (59.5%)
海外売上高	1,067億円 (40.4%)	1,045億円 (39.2%)	1,015億円 (40.0%)	2,321億円 (42.9%)	2,259億円 (41.5%)	2,126億円 (40.5%)
営業利益	205億円 (7.8%)	264億円 (9.9%)	131億円 (5.2%)	340億円 (6.3%)	420億円 (7.7%)	320億円 (6.1%)
経常利益	215億円 (8.1%)	297億円 (11.2%)	142億円 (5.6%)	370億円 (6.8%)	475億円 (8.7%)	338億円 (6.4%)
当期利益	190億円 (7.2%)	262億円 (9.9%)	100億円 (4.0%)	310億円 (5.7%)	415億円 (7.6%)	179億円 (3.4%)
為替レート	120円/US$ 125円/EUR	119円/US$ 127円/EUR	122円/US$ 115円/EUR	120円/US$ 125円/EUR	115円/US$ (*3) 126円/EUR	122円/US$ 116円/EUR
ROE	8.4%	11.5%	4.9%	13.5%	17.6%	8.6%
ROA	3.6%	5.0%	1.9%	6.0%	8.2%	3.5%
1株当り利益	92.2円	127.4円	48.9円	150.4円	200.9円	86.7円
設備投資 (減価償却費)	130億円 94億円	95億円 88億円	85億円 91億円	240億円 195億円	218億円 190億円	169億円 176億円
研究開発費	113億円	111億円	114億円	225億円	228億円	224億円
実質有利子負債(*1)	479億円	467億円	695億円	331億円	226億円	460億円
(フリーキャッシュフロー) 営業活動 投資活動	 120億円 ▲128億円	 106億円 ▲88億円	 ▲3億円 ▲114億円	 512億円 ▲260億円	 561億円 ▲228億円	 330億円 ▲216億円
フリーキャッシュフロー	▲8億円	18億円	▲117億円	252億円	333億円	114億円
期末在庫高	888億円	865億円	907億円	731億円	708億円	801億円
(要員数) 国内 海外 合計(*2) (内、新規連結)	 12,235人 12,611人 24,846人 (723人)	 12,066人 12,694人 24,760人 (707人)	 12,089人 12,176人 24,265人 	 12,037人 12,179人 24,216人 (720人)	 11,928人 12,219人 24,147人 (710人)	 11,887人 11,676人 23,563人
(事業別売上高)						
楽器	1,490億円 (56.4%)	1,491億円 (56.0%)	1,462億円 (57.6%)	3,020億円 (55.8%)	2,975億円 (54.7%)	2,926億円 (55.8%)
AV・IT	355億円 (13.4%)	340億円 (12.8%)	385億円 (15.2%)	860億円 (15.9%)	830億円 (15.3%)	837億円 (16.0%)
リビング	230億円 (8.7%)	232億円 (8.7%)	236億円 (9.3%)	455億円 (8.4%)	455億円 (8.4%)	460億円 (8.8%)
電子機器・金属	330億円 (12.5%)	364億円 (13.7%)	249億円 (9.8%)	615億円 (11.4%)	705億円 (13.0%)	606億円 (11.5%)
レクリエーション	105億円 (4.0%)	103億円 (3.9%)	103億円 (4.1%)	215億円 (4.0%)	210億円 (3.9%)	209億円 (4.0%)
その他	130億円 (4.9%)	133億円 (5.0%)	103億円 (4.1%)	245億円 (4.5%)	265億円 (4.9%)	209億円 (4.0%)
(事業別営業利益)						
楽器	70億円	97億円	60億円	120億円	120億円	98億円
AV・IT	15億円	14億円	10億円	37億円	40億円	32億円
リビング	8億円	11億円	5億円	8億円	10億円	5億円
電子機器・金属	115億円	142億円	59億円	177億円	250億円	193億円
レクリエーション	▲4億円	▲5億円	▲8億円	▲5億円	▲5億円	▲11億円
その他	1億円	5億円	5億円	3億円	5億円	4億円

(単独の状況) 売上高	 1,740億円	 1,799億円	 1,720億円	 3,340億円	 3,410億円	 3,340億円
営業利益	150億円 (8.6%)	187億円 (10.4%)	105億円 (6.2%)	165億円 (4.9%)	235億円 (6.9%)	218億円 (6.5%)
経常利益	150億円 (8.6%)	197億円 (11.0%)	109億円 (6.4%)	160億円 (4.8%)	245億円 (7.2%)	222億円 (6.6%)
当期利益	140億円 (8.0%)	192億円 (10.7%)	76億円 (4.5%)	140億円 (4.2%)	235億円 (6.9%)	77億円 (2.3%)

＊1 実質有利子負債＝長短借入金＋転換社債－現預金

＊2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

FY2004 Interim Period Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projection (Aug.08,2003) 1H/2004	Results 1H/2004	Results (Previous Year) 1H/2003	Initial Projection (Aug.08,2003) FY2004	Forecast FY2004	Results (Previous Year) FY2003
Net Sales	264.0	266.2	253.7	541.0	544.0	524.7
JAPAN Sales	157.3 (59.6%)	161.7 (60.8%)	152.2 (60.0%)	308.9 (57.1%)	318.1 (58.5%)	312.1 (59.5%)
Overseas Sales	106.7 (40.4%)	104.5 (39.2%)	101.5 (40.0%)	232.1 (42.9%)	225.9 (41.5%)	212.6 (40.5%)
Operating Income	20.5 (7.8%)	26.4 (9.9%)	13.1 (5.2%)	34.0 (6.3%)	42.0 (7.7%)	32.0 (6.1%)
Recurring Profit	21.5 (8.1%)	29.7 (11.2%)	14.2 (5.6%)	37.0 (6.8%)	47.5 (8.7%)	33.8 (6.4%)
Net Income	19.0 (7.2%)	26.2 (9.9%)	10.0 (4.0%)	31.0 (5.7%)	41.5 (7.6%)	17.9 (3.4%)
Currency Exchange Rate (=yen)	120/US$ 125/EUR	119/US$ 127/EUR	122/US$ 115/EUR	120/US$ 125/EUR	115/US$ (*3) 126/EUR	122/US$ 116/EUR
ROE(%)	8.4%	11.5%	4.9%	13.5%	17.6%	8.6%
ROA(%)	3.6%	5.0%	1.9%	6.0%	8.2%	3.5%
Earnings per share	92.2yens	127.4yens	48.9yens	150.4yens	200.9yens	86.7yens
Capital Expenditure	13.0	9.5	8.5	24.0	21.8	16.9
Depreciation	9.4	8.8	9.1	19.5	19.0	17.6
R&D Expenditure	11.3	11.1	11.4	22.5	22.8	22.4
Loans & Equivalents(*1)	47.9	46.7	69.5	33.1	22.6	46.0
Free Cash Flow						
Operating Activities	12.0	10.6	-0.3	51.2	56.1	33.0
Investing Activities	-12.8	-8.8	-11.4	-26.0	-22.8	-21.6
Total	-0.8	1.8	-11.7	25.2	33.3	11.4
Inventories at year-end	88.8	86.5	90.7	73.1	70.8	80.1
No. of Employees						
JAPAN	12,235	12,066	12,089	12,037	11,928	11,887
Overseas	12,611	12,694	12,176	12,179	12,219	11,676
Total (*2)	24,846	24,760	24,265	24,216	24,147	23,563
(Newly consolidated)	(723)	(707)		(720)	(710)	
Sales by Business segment						
Musical Instruments	149.0 (56.4%)	149.1 (56.0%)	146.2 (57.6%)	302.0 (55.8%)	297.5 (54.7%)	292.6 (55.8%)
AV·IT	35.5 (13.4%)	34.0 (12.8%)	38.5 (15.2%)	86.0 (15.9%)	83.0 (15.3%)	83.7 (16.0%)
Life Related	23.0 (8.7%)	23.2 (8.7%)	23.6 (9.3%)	45.5 (8.4%)	45.5 (8.4%)	46.0 (8.8%)
Electronic Equipment	33.0 (12.5%)	36.4 (13.7%)	24.9 (9.8%)	61.5 (11.4%)	70.5 (13.0%)	60.6 (11.5%)
Recreation	10.5 (4.0%)	10.3 (3.9%)	10.3 (4.1%)	21.5 (4.0%)	21.0 (3.9%)	20.9 (4.0%)
Others	13.0 (4.9%)	13.3 (5.0%)	10.3 (4.1%)	24.5 (4.5%)	26.5 (4.9%)	20.9 (4.0%)
Operating Income by Business segment						
Musical Instruments	7.0	9.7	6.0	12.0	12.0	9.8
AV·IT	1.5	1.4	1.0	3.7	4.0	3.2
Life Related	0.8	1.1	0.5	0.8	1.0	0.5
Electronic Equipment	11.5	14.2	5.9	17.7	25.0	19.3
Recreation	-0.4	-0.5	-0.8	-0.5	-0.5	-1.1
Others	0.1	0.5	0.5	0.3	0.5	0.4
Non Consolidated Basis						
Net Sales	174.0	179.9	172.0	334.0	341.0	334.0
Operating Income	15.0 (8.6%)	18.7 (10.4%)	10.5 (6.2%)	16.5 (4.9%)	23.5 (6.9%)	21.8 (6.5%)
Recurring Profit	15.0 (8.6%)	19.7 (11.0%)	10.9 (6.4%)	16.0 (4.8%)	24.5 (7.2%)	22.1 (6.6%)
Net Income	14.0 (8.0%)	19.2 (10.7%)	7.6 (4.5%)	14.0 (4.2%)	23.5 (6.9%)	7.7 (2.3%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds − Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at year-end + Average No. of Temp. Staff

*3 2H Currency Exchange Rates US$=110JPY EUR=125JPY

Exhibit 3

2003年9月期
中間決算説明会

2003. 11. 10

ヤマハ株式会社

04/3期 中間期 決算概要

2Qの状況

- 2Qは、前年同期、及び前回(8/8)予想に対し、増収増益
- ユーロ売り予約でのヘッジ効果による2Qの為替益は
  前回(8/8)予想比11億円

中間期の状況

- 2期連続で中間期営業利益、中間純利益とも過去最高益を更新
  営業利益　　264億円（過去最高　03/3　131億円）
  中間純利益　262億円（過去最高　03/3　100億円）
- 売上高は2期連続で前期比増収（+4.9%）
  楽器及び半導体の増収が主因
- 中間期末棚卸資産は、ほぼ適正水準の865億円
  （前年同期比 ▲42億円、 前回予想比 ▲23億円）
- 中間期末の実質有利子負債は、467億円
  （前年同期比▲228億円、 前回予想比 ▲12億円）

04/3期 中間期 業績概要

➢前年同期実績及び 前回(8/8)予想に対し増収増益

（億円）

	03/3 (上期) 実績	04/3 (上期) 実績	前年同期比	04/3 (上期) 前回予想	予想比	(2Q) 実績
売上高	2,537	2,662	+4.9%	2,640	+0.8%	1,401
営業利益（営業利益率）	131	264 (9.9%)	+101.6%	205	+28.9%	146
経常利益（経常利益率）	142	297 (9.3%)	+109.0%	215	+38.4%	163
当期利益（当期利益率）	100	262 (8.0%)	+160.6%	190	+38.2%	136

為替レート

		03/3 (上期) 実績	04/3 (上期) 実績	04/3 (上期) 前回予想
売上高	US$	123	118	119
	EUR	117	133	130
利益	US$	122	119	120
	EUR	115	127	125

中間期営業利益増減分析



（億円）
販管費減
+11
製造損益
改善
+45
実質
売上増
(+99)
+53
為替益
+30
年金
▲6
131
264
03/3（上期）
営業利益
04/3（上期）
営業利益

(億円)

	03/3 (上期) 実績		04/3 (上期) 実績		04/3 (上期) 前回(8/8)予想
営業外損益					
持分法利益	35		52		39
金融収支	▲6		▲4		▲7
その他	▲18		▲15		▲22
計	+11		+33		+10
特別損益					
固定資産処分損益	▲5		▲5		▲5
その他	▲15	・投資有価証券損益 ▲16	▲5	・EC制裁金 ▲3 ・アルザスAV工場解散 ▲2.5	0
計	▲20		▲10		▲5
法人税他					
法人税等	19		22		18
少数株主持分	3		3		2
計	22		25		20

中間期 事業別売上高

（億円）



2,537
2,662(+4.9%)
2,636 (+3.9%)
2,640
2,655 (+0.6%)
レク 他
子機器・金属
リビング
AV・IT
楽 器
206
249
236
385
1,462
236 (+14.6)
364 (+46.2)
232 (▲1.7)
340 (▲11.7)
1,491 (+2.0)
236
364
232
329 (▲15.5)
1,475 (+0.9)
235
330
230
355
1,490
236 (+0.4)
364 (+10.3)
232 (+0.9)
337 (▲5.1)
1,487 (▲0.2)
03/3 (上期)
04/3 (上期) 実績
04/3 (上期) 為替影響 = 26 調整後
04/3 (上期) 前回予想
04/3 (上期) 為替影響 = 7 調整後
( )内は前年同期比
前年同期比較
( )内は前回予想比
前回予想比較

中間期 事業別営業利益

（億円）

	03/3 (上期) 実績	04/3 (上期) 実績	+/▲	為替影響	実質 +/▲	前回 (8/8) 予想
楽器	60	97	+37	+19	+18	70
AV・IT	10	14	+4	+11	▲7	15
リビング	5	11	+6		+6	8
電子機器・金属	59	142	+83		+83	115
レクリエーション	▲8	▲5	+3		+3	▲4
その他	5	5	0		0	1
計	131	264	+133	+30	+103	205

＊前回(8/8)予想との比較では、+59億円。
うち2Qでの為替影響は11億円（楽器　7億円、AV･IT　4億円）
従って、実質ベースでは前回予想に対し、48億円の増益

楽器事業の収益性回復

➢当中間期での売上高営業利益率は01/3（上期）並みまで回復


売上高営業利益率
6.5
2.6
4.1
6.5
（%）
営業利益
（億円）
92
38
60
97
01/3
（上期）
02/3
（上期）
03/3
（上期）
04/3
（上期）

電子機器・金属事業の収益性向上

➢当中間期の売上高営業利益率は前年同期比大幅な上昇



売上高営業利益率
（%）
14.9
14.1
23.7
39.0
営業利益
（億円）
33
26
59
142
01/3
（上期）
02/3
（上期）
03/3
（上期）
04/3
（上期）

半導体ビジネス好調の背景

■携帯電話市場の伸長と和音搭載進行（市場の拡大）

■ヤマハ独自のFM音源＋Wave Table（PCM音源）
→**FM**音源データの軽量特性、音色合成の自由度（効果音など）と、
PCM音源データ・サンプリング技術

■SMAF、コンテンツ（着メロ）、音源チップ（ハード）のシナジー
・音源チップ周辺のソフト、ツール、音色が最適化された**SMAF**の充実
・ハンドセットメーカーへの技術提供：モノと人

■楽器開発に伴う音づくりのノウハウ蓄積

■量産に伴うコスト競争力

上期の主な施策、トピックス

■営業
- ・中国持株会社業務開始（4月）
  但し、SARS影響により、進捗遅れ
  中国ピアノ工場は土地取得遅れもあり、生産開始6ヶ月遅延（来年秋）
- ・AV中国工場生産開始（3月）
- ・楽器レンタルサービススタート（4月）
  初年度目標2,000件を3,000件に上方修正

■リストラ
- ・インバー材事業は予定どおり7月生産終了
- ・寸座ビラは6月末にて営業終了
- ・AVフランス・アルザス工場、11月末にて生産終了決定
- ・熱電素子事業を事業開発本部内へ移管縮小

■その他
- ・年金基金代行分返上決定（将来分認可　11/1）

下期の事業環境

■全体	・世界景気は引き続き不透明、不安定
■楽器	・中国製ピアノ、管楽器増加 ・ソフト・ネットワーク市場拡大
■AV・IT	・HTコンポ市場縮小、HTシステム市場拡大 ・低価格の中国製/中国ブランド品台頭 ・デジタル化・ネットワーク化進行
■リビング	・住宅ローン優遇税制の反動により、年明け以降は市場悪化の兆し ・業界はリフォーム需要に向けた動き活発化
■半導体	・2003年度世界携帯電話販売台数は前年比10～15%増 ・併せて高機能化が進行
■電子金属	・半導体市況は回復の動きが見られるものの、先行き不透明
■レクリエーション	・低価格化継続と選別化の動き

通期 業績予想

（億円）

	03/3実績			04/3予想			伸び率
	上	下	計	上	下	計	
売上高	2,537	2,710	5,247	2,662	2,778	5,440	+3.6%
営業利益 （営業利益率）	131	189	320 (6.1%)	264	156	420 (7.7%)	+31.3%
経常利益 （経常利益率）	142	196	338 (6.4%)	297	178	475 (8.7%)	+40.5%
当期利益 （当期利益率）	100	79	179 (3.4%)	262	153	415 (7.6%)	+131.8%

為替レート

売上高	US$	123	121	122	118	110	114
	EUR	117	125	121	133	125	130
利益	US$	122	121	122	119	110	115
	EUR	115	118	116	127	125	126

通期 営業利益増減分析



(億円)
320
為替益
+44
実質
売上増
(+214)
+42
製造損益
改善
+43
販管費増
▲18
年金
▲11
420
03/3
営業利益
04/3
営業利益

（億円）

	03/3（下期）実績	04/3（下期）今回予想	04/3（下期）前回(8/8)予想
営業外損益			
持分法利益	41	50	51
金融収支	▲8	▲6	▲8
その他	▲26	▲22	▲23
計	+7	+22	+20
特別損益			
固定資産処分損益	▲5	▲5	▲2
その他	▲87 ・投資有価証券損益 ▲64 ・事業撤退損 ▲23	0	2
計	▲92	▲5	0
法人税他			
法人税等	22	19	33
少数株主持分	3	1	2
計	25	20	35

通期 事業別売上高予想

（億円）



5,247
5,440 (+3.7%)
5,461 (+4.1%)
5,410
5,473 (+1.2%)
レク 他
子機器・金属
リビング
AV・IT
楽 器
418
606
460
837
2,926
475 (+13.6)
705 (+16.3)
455 (▲1.1)
830 (▲0.8)
2,975 (+1.7)
475
705
455
833 (▲0.5)
2,993 (+2.3)
460
615
455
860
3,020
475 (+3.3)
705 (+14.6)
455 (0)
838 (▲2.6)
3,000 (▲0.7)
03/3
04/3 (今回予想)
04/3 (今回予想)
為替影響 ＝▲21 調整後
04/3 (前回予想)
04/3 (今回予想)
為替影響 ＝▲33 調整後
( )内は前期比
前期比較
( )内は前回予想比
前回予想比較

通期 事業別営業利益予想

（億円）

	03/3 実績	04/3 予想	+/▲	為替影響	実質 +/▲	前回 (8/8) 予想
楽 器	98	120	+22	+24	▲ 2	120
V・IT	32	40	+ 8	+20	▲12	37
ビング	5	10	+ 5		+ 5	8
電子機器・金属	193	250	+57		+57	177
クリエーション	▲11	▲ 5	+ 6		+ 6	▲ 5
その他	4	5	+ 1		+ 1	3
計	320	420	+100	+44	+56	340

＊前回(8/8)予想との比較では、+80億円。
うち為替影響による増益は11億円（楽器 2億円、AV･IT 9億円）
従って、実質ベースでは前回予想に対し、69億円の増益

楽 器 事 業

■上期の状況

・アメリカ市場は流通在庫調整一巡し、前回予想、前年比とも増収、欧州も総じて順調
・中東、韓国を中心とするアジアでの増売
・商品別には、海外中心に電子楽器が堅調
・中間期末での在庫は、ほぼ適正水準

■下期の重点施策

・欧米市場での安定成長継続と中国・韓国市場政策の推進
・国内は成人需要開拓と業務効率化による収益力の改善
・SCM推進により一層の在庫削減



売 上 高
※( )内は上期
(億円)
2,869 (1,446)
2,926 (1,462)
2975 (1,491)
3,020 (1,490)
音楽教室 仕入品他
ヤマハ楽器 ハード海外
ヤマハ楽器 ハード国内
931
1346
592
915
1452
559
893
1534
548
916
1555
549
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)



営 業 利 益
(億円)
下期
上期
47
9
38
98
38
60
120
23
97
120
50
70
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)

着メロ配信事業の進捗状況

■日本

ヤマハの会員数は伸び悩み

市場：

- 市場は飽和状態、新興勢力台頭。市場規模は推定700～800億円、着うた伸長
- 会員数は、全体で約3,300万人で頭打ち、競争激化

施策：

- 7～8月にTV-CMによる会員拡大策実施
- スクラップ＆ビルド（撤退と立上げ）による収益性強化

■海外

ヤマハは積極的な布石を継続するも、目立った成果には繋がっていない

市場：＜米国＞着メロビジネスが伸長、但し楽曲使用の許諾部分がネック
多彩なフォーマット：SPMIDI, SMAF, SMF, CMX, iMelody
＜欧州＞Vodafone Live! は、欧州全体でDL数100万／月
＜中国＞ローカルCPは現在4～5社、SARS影響と端末普及の遅れ

施策：＜米国＞AWS向け開始（7月）。事業主体を日本から米国へ移管
＜欧州＞仏Bouygues開始（8月：現在2,000人）
＜中国＞China Unicom向け開始（7月）。
現地スタッフ採用によるローカル対応強化。今後の成長期待
＜台湾＞TCC会員数が2万人を突破。売上大幅増

AV·IT事業

■上期の状況

・競争激化と市場変化対応遅れにより前年比、当初予想比とも減収
・ルーターは企業向け順調

■下期の重点施策

・新商品の確実な市場導入による売上確保
・中国市場政策の推進、軌道乗せ
・新規商品(MusicCast等)の拡売



( )内は上期
売上高
(億円)
952
(415)
837
(385)
830
(340)
860
(355)
CDR
ルーター
AV
198
47
707
73
47
717
62
768
62
798
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)



営業利益
(億円)
下期
上期
30
18
12
32
22
10
40
26
14
37
22
15
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

電子機器・金属事業

■上期の状況

・携帯電話用音源チップが2Qに回復し、半導体事業は好調持続
・インバー撤退に伴い、電子金属事業採算改善
・市況悪化により当面事業化の目処が立たない熱電素子（ペルチェ素子）事業は事業開発本部へ組織変更

■下期の重点施策

・半導体ビジネスでの収益力維持
・電子金属事業の収益力強化



売上高
（億円）
366
182
184
606
357
249
705
341
364
615
285
330
下期
上期
02/3
03/3
04/3
（今回予想）
04/3
（前回予想）



営業利益
（億円）
44
18
26
193
134
59
250
108
142
177
62
115
下期
上期
02/3
03/3
04/3
（今回予想）
04/3
（前回予想）

半導体事業

■上期の状況

・携帯電話用音源チップはSARS禍、在庫調整により、1Qで失速したものの、2Q以後、中国、韓国中心に回復
・アミューズメント用半導体は期を通じて堅調に推移
・在庫はほぼ適正レベルまで低下

■下期の重点施策

・携帯電話用音源チップビジネスでの優位性維持
　　アジア市場での増売
　　市場が拡大する欧米での拡売
・アミューズメント用半導体ビジネス拡大



売上高
(億円)
129
116
168
292
298
287
02/3 (上期)
02/3 (下期)
03/3 (上期)
03/3 (下期)
04/3 (上期)
04/3 (下期) (今回予想)

世界の携帯電話端末市場動向

■03年の状況

- 携帯販売は、対前年同期比で、
  1-3月期:18%増、4－6月期:12%増
- SARSによる影響は5月末でほぼ収束し、
  ハンドセットメーカーの在庫調整も7月で終了
- 欧米でカメラ機能付きカラー液晶端末が認知
- 中国市場では、北京、上海、広州などの大都市に
  機種変更ユーザーが急速に拡大
- 日本は、カメラ機能付き携帯電話が約9割に達し、
  第3世代(3G)携帯市場が増加傾向
- 韓国市場は飽和状態になりつつあるものの、
  W-CDMA方式サービスは年末よりソウル地域で
  開始予定
- 年明け以後、携帯電話市場の調整懸念



(億台)
5
4
3
2
1
0
99
00
01
02
03
(予想)

Source:「日経マーケット・アクセス」
(注:03年予想はIDC)

世界の携帯保有（販売）台数と音源チップビジネスの状況

	携帯保有台数（推定）	年間販売台数（推定）	携帯音源チップ市場動向
日　本	7,860万台	4,800万台	・カメラ付き携帯の新製品ラッシュ、買い換え需要増 ・第3世代（3G）携帯電話市場の拡大 ・32/40和音から64和音への移行が進行中
韓　国	3,320万台	1,500万台	・64和音モデルの導入加速化、但し市場は飽和状態 ・高速化とW-CDMA方式サービス開始（ 03年末～）
中　国	2.35億台	1億台弱	・中国国内メーカーの販売シェアが50%を超える ・都市部における機種変更ユーザーの急増 ・16和音から40/64和音へ向かう見込み
欧　米	5億台	2億台	・カメラ付きカラー液晶端末が認知 ・着信メロディ配信サービスのCP増加、競争激化 ・32和音以上の音源搭載モデルの販売増加
その他	5億台	1億台	・南米、東欧、中東及びアフリカ市場での販売増加 ・CDMA方式末端市場の拡大 ・単音から和音化への動き

電子金属事業

■上期の状況

・インバー材生産は予定通り7月で終了

・リードフレーム材への絞り込みによる収益改善

■下期の重点施策

・銅系を中心とするリードフレーム材のシェア拡大

・製造工程見直しによる収益力強化と、在庫の圧縮



売 上 高
（億円）
インバー
54
13
41
65
20
45
80
19
61
65
12
53
66
8
58
54
54
02/3
（上期）
02/3
（下期）
03/3
（上期）
03/3
（下期）
04/3
（上期）
04/3
（下期）
（今回予想）

リビング事業

■上期の状況

・主力の卸ルート苦戦し、前年同期比減収

・損益はコストダウン奏功し改善

■下期の重点施策

・製造コストダウンを中心とした固定費圧縮による損益分岐点引き下げ

・エア・ウォーター・リビング社との新商品の共同開発、成果は来期以降

・今後拡大が見込まれるリフォーム市場対応強化



売上高
(億円)
※( )内は上期
457
(238)
460
(236)
455
(232)
455
也
64
69
68
67
ッチン
175
177
174
174
浴室
218
214
213
214
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)



営業利益
(億円)
※( )内は上期
10
(10)
5
(5)
10
(11)
8
(8)
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

レクリエーション事業

上期の状況

・冷夏により、日帰り、ゴルフ減少。宿泊は対前年、対計画とも増加
・寸座ビラは予定通り6月末で営業終了

下期の重点施策

・宿泊を中心に集客数確保
・営業効率の向上と固定費圧縮による収益性強化
・施設ごとの収益性を継続的にモニター



売上高
(億円)
下期
上期
216
209
210
215
108
106
107
110
108
103
103
105
02/3
03/3
04/3
04/3
(今回予想)
(前回予想)



営業利益
(億円)
上期
下期
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)
▲8
▲9
▲17
▲8
▲3
▲11
▲5
0
▲5
▲4
▲1
▲5

その他事業

上期の状況

- 携帯電話用Mg部品はフル生産継続
- 自動車用内装部品は増産に伴い前回予想に対し増益
- ゴルフは高い市場評価と生産委託によるコスト改善により黒字定着

下期の重点施策

- 携帯電話用Mg部品の収益力強化
- 自動車用内装部品は、上期に続き増産が見込まれる中での確実な利益確保
- ゴルフは12月発売の新商品軌道乗せ



売 上 高
(億円)
( )内は上期
自動車部品
ゴルフ
YFT他
184
(97)
104
15
65
209
(103)
90
24
95
265
(133)
101
23
141
245
93
23
129
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)



営 業 利 益
(億円)
下期
上期
▲1
▲2
▲3
5
1
4
5
0
5
3
2
1
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

付属資料

棚卸資産

➢中間期末在庫は前回予想に対し減少

➢期末在庫も前回予想より更に圧縮する計画



(億円)
仕掛品
/材料
他 製品
AV・IT
楽 器
843
279
37
86
441
907
268
48
125
466
801
248
61
84
408
865
274
42
106
443
888
272
67
104
445
708
252
47
58
351
731
243
46
69
373
02/3
02/9
03/3
03/9
03/9
(前回予想)
04/3
(今回予想)
04/3
(前回予想)

設備投資・減価償却費


設備投資
減価償却費
(億円)
下期
上期
166
(187)
84
92
82
95
169
(176)
84
85
85
91
218
(190)
123
102
95
88
240
(195)
110
101
130
94
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

実質有利子負債

➢下期でリゾート預託金償還約66億円発生とCBの償還



フリーキャッシュフロー
(億円)
▲117
231
18
315
03/3 上期
03/3 下期
04/3 上期
04/3 下期 (今回予想)



転換社債
長短借入金 − 現預金
551
243
308
695
243
452
460
243
217
467
243
224
226
02/3末
02/9末
03/3末
03/9末
04/3末 (今回予想)

＊上記の他に	02/3末	02/9末	03/3末	03/9末	04/3末(今回予想)
リゾート預託金残高	381	372	368	361	295

予想貸借対照表

（億円）

	02/3末	02/9末	03/3末	03/9末	04/3末
現預金	411	403	445	442	293
売上債権	718	814	791	886	780
棚卸資産	843	907	801	865	708
他流動資産	139	153	174	175	160
固定資産	2,986	2,961	2,916	2,996	3,080
資産計	5,097	5,238	5,127	5,364	5,021
仕入債務	369	425	395	425	423
借入金	718	855	661	666	519
転換社債	243	243	243	243	0
他負債	1,747	1,655	1,683	1,604	1,502
資本計	2,020	2,060	2,145	2,426	2,577
負債・資本計	5,097	5,238	5,127	5,364	5,021

＊他負債に少数株主持分を含む

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 3

Analyst and Investor Briefing

on the First Half of

the Fiscal Year Ended March 31, 2004

(April 1, 2003, to September 30, 2003)

November 10, 2003

YAMAHA CORPORATION

Review of Performance in the Interim Period

Second Quarter

- Second quarter sales and income exceeded levels recorded in the same period of the previous year as well as August 8, 2003, projections.
- Thanks to hedging through futures contracts for the sale of euros, foreign exchange gains were ¥1.1 billion during the second quarter compared to previous projections made August 8, 2003.

First Half

- For the past two consecutive periods, interim operating income and interim net income have both reached historical highs.

  Operating income ¥26.4 billion (previous record set March 31, 2003, ¥13.1 billion)

  Interim net income ¥26.2 billion (previous record set March 31, 2003, ¥10.0 billion)

- Net sales increased from the previous period for two consecutive periods (up 4.9%).

  Musical instrument and semiconductor sales were the principal cause of the increase.

- Inventories were close to optimal levels, at ¥86.5 billion at the end of the interim period.

  (Down ¥4.2 billion from the same period of the previous year and down ¥2.3 billion from previous projections)

- Actual interest-bearing debt at the end of the interim period was ¥46.7 billion.

  (Down ¥22.8 billion from the same period of the previous year or ¥1.2 billion less than projected)

Performance in the Interim Period

➢ **Compared with projections announced on August 8, 2003, and the FY2003 interim period, both sales and profit were higher.**

(Billions of Yen)

	FY2003 (1H)	FY2004 (1H)	Change from FY2003(1H)	FY2004 (1H) projections	Change from projections	2Q
Net Sales	253.7	266.2	4.9%	264.0	0.8%	140.1
Operating Income (Operating Income Ratio)	13.1	26.4 (9.9%)	101.6%	20.5	28.9%	14.6
Recurring Profit (Recurring Profit Ratio)	14.2	29.7 (9.3%)	109.0%	21.5	38.4%	16.3
Net Income (Net Income Ratio)	10.0	26.2 (8.0%)	160.6%	19.0	38.2%	13.6

Currency Exchange Rate

Net Sales	US$	123	118	119
	EUR	117	133	130
Net Income	US$	122	119	120
	EUR	115	127	125

Breakdown of Operating Income/Loss in the Interim Period



(Billions of Yen)
13.1
Gain on Foreign Exchange
+3.0
Actual Increase in Sales
(+9.9)
+5.3
Decrease in Manufacturing Costs
+4.5
Decrease in SG&A Expenses
+1.1
Pension Obligations
(0.6)
26.4
FY2003(1H) Operating Income
FY2004 (1H) Operating Income

(Billions of Yen)

	FY2003 (1H)		FY2004 (1H)		FY2004 (1H) 8/8/2003 Projections
Non-Operating Income (Loss)					
Equity method income	3.5		5.2		3.9
Net financial expenses	(0.6)		(0.4)		(0.7)
Other	(1.8)		(1.5)		(2.2)
Total	+1.1		+3.3		+1.0
Extraordinary Income (Loss)					
Income (loss) from disposal of fixed assets	(0.5)		(0.5)		(0.5)
Other	(1.5)	·Loss from revaluation on investment securities (1.6)	(0.5)	·EC Fines (0.3) ·Disposal of the Yamaha Electronique Alsace S.A. AV plant (0.25)	0.0
Total	(2.0)		(1.0)		(0.5)
Corporate Income Tax and Other Expenses					
Corporate income tax, etc.	1.9		2.2		1.8
Minority interests in consolidated subsidiaries	0.3		0.3		0.2
Total	+2.2		+2.5		+2.0

Net Sales by Business Segment


(Billions of Yen)
253.7
266.2 (+4.9%)
263.6 (+3.9%)
264.0
265.5 (+0.6%)
ecreation and
thers
ectronic Equipment
nd Metal Products
festyle-Related
roducts
V/IT
usical
struments
20.6
24.9
23.6
38.5
146.2
23.6 (+14.6)
36.4 (+46.2)
23.2 (-1.7)
34.0 (-11.7)
149.1 (+2.0)
23.6
36.4
23.2
32.9 (-15.5)
147.5 (+0.9)
23.5
33.0
23.0
35.5
149.0
23.6 (+0.4)
36.4 (+10.3)
23.2 (+0.9)
33.7 (-5.1)
148.7 (-0.2)
FY2003 (1H)
FY2004 (1H)
FY2004 (1H) After translation adjustment = ¥2.6 bn.
FY2004 (1H) (Previous Projections)
FY2004 (1H) After translation adjustment = ¥0.7 bn.

Compared with the Same Period of the Previous Year

*Figures in parentheses represent changes from the previous period.

Compared with Projections

*Figures in parentheses represent changes from the previous projections.

Operating Income by Business Segment in the Interim Period

(Billions of Yen)

	FY2003 (1H)	FY2004 (1H)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	8/8/2003 Projections
Musical Instruments	6.0	9.7	+3.7	+1.9	+1.8	7.0
AV/IT	1.0	1.4	+0.4	+1.1	(0.7)	1.5
Lifestyle-Related Products	0.5	1.1	+0.6		+0.6	0.8
Electronic Equipment and Metal Products	5.9	14.2	+8.3		+8.3	11.5
Recreation	(0.8)	(0.5)	+0.3		+0.3	(0.4)
Others	0.5	0.5	0.0		0.0	0.1
TOTAL	13.1	26.4*	+13.3	+3.0	+10.3	20.5

*¥5.9 billion increase from the projection issued on August 8, 2003

Of this, the results of foreign exchange accounted for ¥1.1 billion (¥0.7 billion in musical instruments, ¥0.4 billion in AV/IT). Accordingly, on a real basis, there was an increase of ¥4.8 billion over previous projections.

Recovery of Profitability in the Musical Instruments Business

- The interim period ratio of operating income to net sales improved to a level last seen in the first half of the year ending March 31, 2001.



Operating Income to Net Sales Ratio
6.5
2.6
4.1
6.5
(%)
(Billions of Yen)
Operating Income
9.2
3.8
6.0
9.7
FY2001 (1H)
FY2002 (1H)
FY2003 (1H)
FY2004 (1H)

Improvement in Profitability in the Electronic Equipment and Metal Products Business

- The interim period ratio of operating income to net sales improved significantly compared with the same period of the previous year.



Operating Income to Net Sales Ratio
(%)
14.9
14.1
23.7
39.0
(Billions of Yen)
Operating Income
3.3
2.6
5.9
14.2
FY2001 (1H)
FY2002 (1H)
FY2003 (1H)
FY2004 (1H)

Background of the Strong Performance of the Semiconductor Business

- The growth in the mobile phone market and the spread of the use of polyphonic sound in mobile phones (expansion in the market)

- YAMAHA s unique FM sound generator + Wave Table (PCM sound generator)

  →The FM sound generator features a reduction in data storage space requirements, a greater degree of freedom in tone composition (sound effects, etc.), and PCM sound generator data sampling technology

- Created synergy among SMAF (Synthetic music Mobile Application Format), content (ringing melodies), and sound chips (hardware)
  - **Improvements to sound chip peripheral software, tools, SMAF that optimizes the sound quality**
  - **Provision of technology to mobile phone handset manufacturers: both technology and personnel**

- Accumulated expertise in sound that has accompanied the development of musical instruments

- Cost-competitiveness through mass production

Principal Measures and Topics for the First Half of Fiscal 2004

Business

- Began China-based holding company operations (April 2003)

  The effects of SARS have stunted progress.

  The piano plant in China faced delays in real estate acquisition and the start of production has been delayed for six months to fall 2004.
- The AV plant in China began operations (March 2003)
- Started musical instrument rental services in the Japanese market (April 2003)

  We have revised upward our first fiscal year target from 2,000 rentals to 3,000

Restructuring

- Invar material business was discontinued production as scheduled in July 2003
- Sunza Villa closed for business on June 30, 2003
- Decision made to stop production at the YAMAHA Electronique Alsace S.A. AV plant on November 30, 2003
- Thermoelectric modules business was transferred to the Technology Group and downsized

Other

- Return of the substitutional portion of the employees pension determined (future portion authorized November 1, 2003)

Business Environment in the Second Half of Fiscal 2004

- **Overall**: Instability and unpredictability in global economy to continue
- **Musical Instruments**
  - Increase of Chinese-manufactured pianos and wind instruments
  - Expansion in software and network markets
- **AV/IT**
  - Home theater component market to shrink and the home theater system market to grow
  - Low-cost, Chinese-made and Chinese brand products to emerge in market
  - Digital and networking technologies to advance
- **Lifestyle-Related Products**
  - Signs of market deterioration to appear in the beginning of 2004 as a repercussion of the end of the housing loan incentive tax system
  - Industry participants to work vigorously to stimulate demand for housing renovation
- **Semiconductors**
  - Global mobile phone unit sales for 2003 to increase 10% to 15% from 2002
  - In conjunction with this trend, mobile phones will have more advanced functions
- **Electronic Equipment and Metal Products**
  - Despite indications for a recovery in the semiconductor market, future trends are uncertain
- **Recreation**: Continued declines in prices and greater selectivity

Forecasts of Business Performance in FY2004

(Billions of Yen)

	FY2003 Results			FY2004 Projections			Increase
	1H	2H	Total	1H	2H	Total	
Net Sales	253.7	271.0	524.7	266.2	277.8	544.0	3.6%
Operating Income (Operating Income Ratio)	13.1	18.9	32.0 (6.1%)	26.4	15.6	42.0 (7.7%)	31.3%
Recurring Profit (Recurring Profit Ratio)	14.2	19.6	33.8 (6.4%)	29.7	17.8	47.5 (8.7%)	40.5%
Net Income (Net Income Ratio)	10.0	7.9	17.9 (3.4%)	26.2	15.3	41.5 (7.6%)	131.8%

Currency Exchange Rate

Net Sales	US$	123	121	122	118	110	114
	EUR	117	125	121	133	125	130
Net Income	US$	122	121	122	119	110	115
	EUR	115	118	116	127	125	126

Breakdown of Operating Income/Loss in FY2004



(Billions of Yen)
Gain on Foreign Exchange
+4.4
Actual Increase in Sales
(+21.4)
+4.2
Decrease in Manufactur-ing Costs
+4.3
Increase in SG&A Expenses
(1.8)
Pension Obligations
(1.1)
32.0
42.0
Operating Income for FY2003
Operating Income for FY2004

(Billions of Yen)

	FY2003 (2H)	FY2004 (2H) New Projections	FY2004 (2H) 8/8/2003 Projections
Non-Operating Income (Loss)			
Equity method income	4.1	5.0	5.1
Net financial expenses	(0.8)	(0.6)	(0.8)
Other	(2.6)	(2.2)	(2.3)
Total	+0.7	+2.2	+2.0

	FY2003 (2H)	FY2004 (2H) New Projections	FY2004 (2H) 8/8/2003 Projections
Extraordinary Income (Loss)			
Income (loss) from disposal of fixed assets	(0.5)	(0.5)	(0.2)
Other	(8.7) ·Loss from revaluation on investment securities (6.4) ·Loss on withdrawal of business (2.3)	0.0	0.2
Total	(9.2)	(0.5)	0.0

	FY2003 (2H)	FY2004 (2H) New Projections	FY2004 (2H) 8/8/2003 Projections
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	2.2	1.9	3.3
Minority interests in consolidated subsidiaries	0.3	0.1	0.2
Total	+2.5	+2.0	+3.5

Forecasts of Net Sales by Business Segment



(Billions of Yen)
Recreation and Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
524.7
41.8
60.6
46.0
83.7
292.6
FY2003
544.0 (+3.7%)
47.5 (+13.6)
70.5 (+16.3)
45.5 (-1.1)
83.0 (-0.8)
297.5 (+1.7)
FY2004 (New Projections)
546.1 (+4.1%)
47.5
70.5
45.5
83.3 (-0.5)
299.3 (+2.3)
FY2004 (New Projections)
After translation adjustment = ¥-2.1 bn.
541.0
46.0
61.5
45.5
86.0
302.0
FY2004 (Previous Projections)
547.3 (+1.2%)
47.5 (+3.3)
70.5 (+14.6)
45.5 (0)
83.8 (-2.6)
300.0 (-0.7)
FY2004 (New Projections)
After translation adjustment =¥ -3.3 bn.

Compared with the Same Period of the Previous Year

*Figures in parentheses represent changes from the previous period.

Compared with Projections

*Figures in parentheses represent changes from the previous projections.

Forecasts of Operating Income by Business Segment

(Billions of Yen)

	FY2003	FY2004 Projections	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	8/8/2003 Projections
Musical Instruments	9.8	12.0	+2.2	+2.4	(0.2)	12.0
AV/IT	3.2	4.0	+0.8	+2.0	(1.2)	3.7
Lifestyle-Related Products	0.5	1.0	+0.5		+0.5	0.8
Electronic Equipment and Metal Products	19.3	25.0	+5.7		+5.7	17.7
Recreation	(1.1)	(0.5)	+0.6		+0.6	(0.5)
Others	0.4	0.5	+0.1		+0.1	0.3
TOTAL	32.0	42.0*	+10.0	+4.4	+5.6	34.0

*This represents an increase of ¥8.0 billion from August 8, 2003, projections.

The increase in income from foreign exchange rate fluctuations is projected at ¥1.1 billion (musical instruments ¥0.2 billion, AV/IT ¥0.9 billion). Accordingly, on a real basis, operating income is now projected to outstrip the August 8, 2003, projections by ¥6.9 billion.

Musical Instruments

■First Half

In the U.S. market, the adjustment in the distribution of inventories has run its course and sales exceeded projections as well as previous interim period sales. Business performance overall in Europe was strong.

Sales in Asia increased, led by the Middle East and South Korea.

By product, digital musical instruments were strong, particularly overseas.

Inventories at the end of the interim period were at roughly optimal levels.

■Priority Policies for the Second Half

Promote continued stable growth in North American and European markets and implement measures for the Chinese and South Korean markets

In Japan, improve profitability through the cultivation of adult demand and boost operational efficiency

Reduce inventories through the promotion of SCM



Sales
(Billions of Yen)
*Numbers in parentheses refer to the first half of fiscal year
286.9 (144.6)
292.6 (146.2)
297.5 (149.1)
302.0 (149.0)
Music schools, etc.
Yamaha Musical instruments (overseas)
Yamaha Musical instruments (domestic)
93.1
134.6
59.2
91.5
145.2
55.9
89.3
153.4
54.8
91.6
155.5
54.9
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)



Operating Income
(Billions of Yen)
2H
1H
4.7
0.9
3.8
9.8
3.8
6.0
12.0
2.3
9.7
12.0
5.0
7.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

Ringing Melodies Distribution Service Development

■Japan

Number of YAMAHA Members is Stagnant.

Overall Conditions:

- The market is saturated and new content providers are beginning to emerge. The size of the market is estimated to be between ¥70.0 and ¥80.0 billion and *Chaku-uta* (reproduction of brief portions of CDs using compressed music data) is expanding.
- The number of members has peaked out at approximately 33 million total and competition is heating up.

Initiatives:

- Television commercials were aired in July and August aimed at recruiting new members
- Improve profitability through scrapping and building

■Overseas

YAMAHA s Continued Strategy to Actively Develop Overseas, Has Not Led to Visible Results

Conditions:

<United States> The ringing melodies distribution business is expanding, but obtaining permission to use musical compositions is a barrier. There are numerous formats, including SPMIDI, SMAF, SMF, CMX, and iMelody.

<Europe> Vodafone Live! in Europe has an overall download rate of 1 million per month.

<China> There are between four and five local content providers serving the market. These companies have been affected by the SARS epidemic and the slower than expected diffusion of mobile phone handsets.

Initiatives:

<United States> Began providing services with AT&T Wireless in July 2003, plan to transfer operating body from Japan to the United States

<Europe> Began Bouygues Telecom in France (2,000 subscribers in August 2003)

<China> *Began providing services with China Unicom in July 2003; strengthening local response* through hiring staff locally and growth expected in the future

<Taiwan> Number of TCC subscribers exceeded 20,000 and sales have increased sharply

AV/IT

First Half

Sales have declined compared with both previous fiscal year interim period results and our plans due to intensified competition and delays in adapting to changes in the market.

Small-scale corporate-use router sales were strong.

Priority Policies for the Second Half

Securing sales through the market launch of new products

Promote initiatives for the Chinese market to stabilize our business there

Expand sales of MusicCast and other new products



Numbers in parentheses refer to the first half of fiscal year
Sales
(Billions of Yen)
CDRs
Routers
AV
95.2
(41.5)
19.8
4.7
70.7
83.7
(38.5)
7.3
4.7
71.7
83.0
(34.0)
6.2
76.8
86.0
(35.5)
6.2
79.8
FY2002
FY2003
F2004 (Projections)
FY2004 (Previous Projections)



Operating Income
(Billions of Yen)
2H
1H
3.0
1.8
1.2
3.2
2.2
1.0
4.0
2.6
1.4
3.7
2.2
1.5
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

Electronic Equipment and Metal Products

■First Half

Mobile phone sound chips rebounded in the second quarter and semiconductors continued to perform well.

The profitability of the electronic metals business improved along with the withdrawal from the invar materials business.

Due to deteriorating market conditions, it was not possible to launch the operations of the thermoelectric modules (Peltier device) business, and it was reorganized into the Technology Group.

■Priority Policies for the Second Half

Maintain profitability in the semiconductor business

Strengthen profitability in the electronic metals business



Sales
(Billions of Yen)
2H
1H
36.6
18.2
18.4
60.6
35.7
24.9
70.5
34.1
36.4
61.5
28.5
33.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)



Operating Income
(Billions of Yen)
2H
1H
4.4
1.8
2.6
19.3
13.4
5.9
25.0
10.8
14.2
17.7
6.2
11.5
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

Semiconductors

■First Half

Mobile phone sound chips lost momentum in the first quarter due to inventory adjustments and the SARS epidemic, but in the second quarter they staged a recovery centered in China and South Korea.

Chips for amusement machines (*Pachinko, Pachislo*, etc.) maintained their strength throughout the period.

Inventories have declined to nearly optimal levels.

■Priority Policies for the Second Half

Maintain dominance in the mobile phone sound chip business

- Increase sales in Asian markets
- Promote sales in the expanding markets of Europe and North America

Expand the business for chips for amusement machines (*Pachinko, Pachislo*, etc.)



Sales
(Billions of Yen)
12.9
11.6
16.8
29.2
29.8
28.7
FY2002 (1H)
FY2002 (2H)
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projection)

Trends in the Global Market for Mobile Phones

■Situation in 2003

Mobile phone sales rose 18% in the January-March quarter from the same quarter of 2002, and increased 12% in the April-June quarter from the same quarter of 2002.

The effects of SARS had nearly played out as of May 31, 2003, and the inventory adjustments of handset manufacturers wound down in July.

Handsets featuring color liquid crystal displays with camera functions became increasingly known among consumers in Europe and North America.

In the Chinese market, in Beijing, Shanghai, Guangzhou, and other major cities, there has been a sudden increase in users buying upgraded models.

In Japan, roughly 90% of mobile phones have camera functions and the third-generation (3G) mobile phone market is increasing.

In South Korea, even though the market is nearly saturated, a number of companies are planning to launch W-CDMA services at the end of 2003 in Seoul.

There has been concern regarding possible inventory adjustments since the beginning of 2004.



(Millions Units)
500
400
300
200
100
0
99
00
01
02
03*

Source: Nikkei Market Access

*The projection for 2003 was made by IDC.

Mobile Phone Sales Volume and Sound Chip Business Conditions

	Mobile Phones In Use* (Million Units)	Annual Sales of Mobile Phones* (Million Units)	Trends in Sound Chip Markets
Japan	78.6	48.0	Rush for new handsets with cameras, increase in replacement demand Market for third generation (3G) mobile phones expanding Move from 32/40-note to 64-note polyphony sound chips under way
Korea	33.2	15	Rush to introduce 64-note models, but market saturated To start W-CDMA services from the end of 2003
China	235	Slightly under 100	The market share of domestic Chinese manufacturers tops 50% Sharp increase in users upgrading models in large cities Projected to move from 16-note to 32/40/64-note polyphony sound chips
Europe/ US	500	200	Color liquid crystal units with cameras recognized by consumers Increase in number of ringing melodies distribution service providers, competition intensified Increase in sales of models with over 32-note polyphony sound chips
Others	500	100	Increased sales in South America, Eastern Europe, the Middle East, and Africa Expand market for CDMA type units Shift from monophony to polyphony

*assumption

Electronic Metal Products

■First Half

Invar material production ended on schedule in July 2003.

Sales improved due to our focus on lead frame materials.

■Priority Policies for the Second Half

Expand share of market for lead frame materials, focusing on copper lead frames

Improve profitability through a revision of manufacturing processes and reduce inventories



Sales
(Billions of Yen)
Invar
5.4
1.3
4.1
6.5
2.0
4.5
8.0
1.9
6.1
6.5
1.2
5.3
6.6
0.8
5.8
5.4
5.4
FY2002 (1H)
FY2002 (2H)
FY2003 (1H)
FY2003 (2H)
FY2004 (1H)
FY2004 (2H)
(Projection)

Lifestyle-Related

■First Half

Competition was fierce in principal wholesale routes and sales declined from the same period of the previous year.

Profits increased due to successful cost cutting measures.

■Priority Policies for the Second Half

Lower the breakeven point by reducing fixed asset costs, particularly through measures involving the reduction of manufacturing costs

Expect to launch of and see results from new products jointly developed with Air Water Living Inc., in the next period

Augment response to renovation-related market, which is projected to continue growing



Sales
(Billions of Yen)
*Numbers in parentheses refer to the first half of fiscal year
Others
System Kitchens
Bathrooms
45.7
(23.8)
6.4
17.5
21.8
46.0
(23.6)
6.9
17.7
21.4
45.5
(23.2)
6.8
17.4
21.3
45.5
6.7
17.4
21.4
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)



Operating Income
(Billions of Yen)
*Numbers in parentheses refer to the first half of fiscal year
1.0
(1.0)
0.5
(0.5)
1.0
(1.1)
0.8
(0.8)
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

Recreation

■First Half

Due to an unseasonably cool summer, number of day-trippers and golf-related sales declined, but overnight guest stayed surpassed levels in the previous year as well as targets.

Sunza Villa ceased business at the end of June, as scheduled.

■Priority Policies for the Second Half

Attract customers, particularly for overnight stays

Increase profitability through the improvement of management efficiency and reduction of fixed costs

Continually monitor profitability at each individual facility



Sales
(Billions of Yen)
2H
1H
21.6
20.9
21.0
21.5
10.8
10.6
10.7
11.0
10.8
10.3
10.3
10.5
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)



Operating Loss
(Billions of Yen)
1H
2H
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)
(0.8)
(0.9)
(1.7)
(0.8)
(0.3)
(1.1)
(0.5)
0.0
(0.5)
(0.4)
(0.1)
(0.5)

Others

■First Half

YAMAHA continued full-capacity production of Mg-molded parts for mobile phones.

Income from automobile interior components increased compared with previous forecasts due to increased production.

Profitability in golf operations was firm thanks to high market evaluations and commissioned manufacturing, which lowered costs.

■Priority Policies for the Second Half

Increase profitability of Mg-molded parts for mobile phones

Ensure profitability in automobile interior components to accompany the increase in production expected to continue from the first half of the fiscal year

Establish market for new golf products to be launched in December 2003



Sales
(Billions of Yen)
*Numbers in parentheses refer to the first half of fiscal year
Automobile Interior Components
Golf Club
Other Businesses by Yamaha Fine Technologies Co., Ltd.
18.4 (9.7)
10.4
1.5
6.5
20.9 (10.3)
9.0
2.4
9.5
26.5 (13.3)
10.1
2.3
14.1
24.5
9.3
2.3
12.9
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)



Operating Income/Loss
(Billions of Yen)
2H
1H
(0.1)
(0.2)
(0. 3)
0.5
0.1
0.4
0.5
0.0
0.5
0.3
0.2
0.1
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

Appendix

Inventories

- Inventories at the end of the interim period were below previous projections.
- Inventories at the end of the year are planned to be reduced even further below previous projections.



(Billions of Yen)
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
84.3
27.9
3.7
8.6
44.1
As of March 31, 2002
90.7
26.8
4.8
12.5
46.6
As of September 30, 2002
80.1
24.8
6.1
8.4
40.8
As of March 31, 2003
86.5
27.4
4.2
10.6
44.3
As of September 30, 2003
88.8
27.2
6.7
10.4
44.5
As of September 30, 2003 (Previous Projections)
70.8
25.2
4.7
5.8
35.1
As of March 31, 2004 (Projections)
73.1
24.3
4.6
6.9
37.3
As of March 31, 2004 (Previous Projections)

Capital Investments/ Depreciation and Amortization



(Billions of Yen)
Capital
nvestments
Depreciation
and
Amortization
16.6
(18.7)
8.4
9.2
8.2
9.5
16.9
(17.6)
8.4
8.5
8.5
9.1
21.8
(19.0)
12.3
10.2
9.5
8.8
24.0
(19.5)
11.0
10.1
13.0
9.4
Second Half
First Half
FY2002
FY2003
FY2004
(Projections)
FY2004
(Previous
Projections)

Interest-Bearing Liabilities

➢In the second half of the fiscal year, the Company will return approximately ¥6.6 billion in resort security deposits as well as redeem an issue of convertible bonds.



(Billions of Yen)
Free Cash Flows
(11.7)
23.1
1.8
31.5
FY2003 First Half
FY2003 Second Half
FY2004 First Half
FY2004 Second Half (Projection)



Convertible bonds
Long- and short-term borrowings, less cash and deposits
55.1
24.3
30.8
69.5
24.3
45.2
46.0
24.3
21.7
46.7
24.3
22.4
22.6
As of March 31, 2001
As of September 30, 2002
As of March 31, 2003
As of September 30, 2003
As of March 31, 2004 (Projection)

	As of March 31, 2001	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (Projection)
Not included in above: Balance of resort security deposits	38.1	37.2	36.8	36.1	29.5

Balance Sheet Summary

(Billions of Yen)

	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004
Cash and Bank Deposits	41.1	40.3	44.5	44.2	29.3
Accounts and Notes Receivable	71.8	81.4	79.1	88.6	78.0
Inventories	84.3	90.7	80.1	86.5	70.8
Other Current Assets	13.9	15.3	17.4	17.5	16.0
Fixed Assets	298.6	296.1	291.6	299.6	308.0
Total Assets	509.7	523.8	512.7	536.4	502.1
Accounts and Notes Payable	36.9	42.5	39.5	42.5	42.3
Short and Long Term Loans	71.8	85.5	66.1	66.6	51.9
Convertible Bonds	24.3	24.3	24.3	24.3	0.0
Other Liabilities*	174.7	165.5	168.3	160.4	150.2
Total Liabilities	202.0	206.0	214.5	242.6	257.7
Total Liabilities and Shareholders Equity	509.7	523.8	512.7	536.4	502.1

*Other liabilities include minority interests

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.

Exhibit 4

03-... 7... 7:21

平成 15 年 11 月 10 日

各 位

会 社 名：ヤマハ株式会社
代 表 者：代表取締役社長　伊藤修二
コード番号：７９５１　　東証第１部
問合せ先　：執行役員広報部長　戸部儀和
TEL　03－5488－6601

厚生年金基金の代行部分の返上について

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成 15 年 11 月 1 日付で厚生労働大臣から将来分支給義務免除の認可を受けましたのでお知らせ致します。

なお、当社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第 13 号）第 47－2 項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定です。

仮に同実務指針第 47－2 項に定める経過措置を適用するとした場合には、当期の連結決算に与える影響見込額は約 152 億円（特別利益）、単独決算では約 129 億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。

以 上

Exhibit 4

November 10, 2003

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951(First Section of Tokyo stock exchange)
Contact: Mike Tanaka, Corporate Communications Group, Public Relations Division
Tel.: +81-3-5488-6601

Government Approval for Return of Substitutional Portion of Employee's Pension Plan

YAMAHA CORPORATION (head office: 10-1 Nakazawa-cho, Hamamatsu-shi, Shizuoka; president: Shuji Ito) received approval for exemption from obligations for future expenditures from the Minister of Health, Labour and Welfare on November 1, 2003, with regard to the substitutional portion of the Employee's Pension Fund in line with the Law on the Defined Benefit Pension Fund taking effect.

YAMAHA plans not to apply the transitional provision established in Chapter 47, Paragraph 2, of the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No. 13 "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" and instead plans to recognize the difference between the accrued employee retirement benefits related to the substitutional portion on the day that the previous substitutional portion of the Employees' Pension Fund was approved to return and a sum equivalent to the value of returned pension assets as income or loss.

The Company estimates that the application of the aforementioned transitional provision would have created unconsolidated and consolidated extraordinary gains of approximately ¥12.9 billion and ¥15.2 billion, respectively. However, due to fluctuations in the market value of pension assets and the fact that the value of the previous substitutional portion cannot be determined until the approval date, actual extraordinary gains would differ from these projections.

Exhibit 5

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成15年11月10日
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番1号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター （東京都港区高輪二丁目17番11号） ヤマハ株式会社営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番9号） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

1 【提出理由】

財政状態及び経営成績に著しい影響を与える事象が発生しましたので、証券取引法第24条の５第４項および企業内容等の開示に関する内閣府令第19条第２項第12号および第19号の規定に基づき提出するものです。

2 【報告内容】

（1） 当該事象の発生年月日

平成15年11月１日（厚生労働省の認可日）

（2） 当該事象の内容

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

（3） 当該事象の損益および連結損益に与える影響額

当社及び一部の国内連結子会社は「退職給付会計に関する実務指針(中間報告)」（日本公認会計士協会会計制度委員会報告第13号)第47－２項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定であります。

仮に同実務指針第47－２項に定める経過措置を適用するとした場合には、当期の連結損益に与える影響見込額は約152億円（特別利益）、また、提出会社の損益に与える影響見込額は約129億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。

Exhibit 5

Cover

Documents submitted:	Special Report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	November 10, 2003
Company Name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head Office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, General Manager of Accounting and Finance Department
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center
Other locations where the documents is available for public inspection:	YAMAHA COPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo YAMAHA COPORATION Business Administration Center Osaka Office 3-12-9 Minamisenba, Chuo-ku, Osaka Tokyo Stock Exchange Co., Ltd. 2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason of Submission

Due to occurrence of an event extraordinarily influential to financial position as well as business results, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-12 and 19 on the disclosure of corporate operations.

2. Content of Report

(1) Specified date of the event concerned occurred

November 1, 2003 (The date of approval by the Minister of Health, Labour and Welfare)

(2) Content of the event concerned

YAMAHA CORPORATION and certain consolidated Japanese subsidiaries received approval for exemption from obligations for future expenditures from the Minister of Health, Labour and Welfare on November 1,2003, with regard to the substitutional portion of the Employee's Pension Fund in line with the Law on the Defined Benefit Pension Plan taking effect.

(3) Estimated gains on consolidated and unconsolidated basis created by the event concerned

Yamaha and certain Japanese subsidiaries plan not to apply the transitional provision established in Chapter 47, Paragraph 2, of the Japanese Institute of Certified Public Accountants(JICPA) Accounting Committee Report No.13 "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" and instead plan to recognize the difference between the accrued employee retirement benefits related to the substitutional portion on the day that the substitutional portion of the Employee's Pension Fund was returned and a sum equivalent to the value of returned pension assets as income or loss.

The Company estimates that the application of the aforementioned transitional provision would have created consolidated and unconsolidated extraordinary gains of approximately ¥15.2 billion and ¥12.9 billion, respectively. However, due to fluctuations in the market value of pension assets and the fact that the value of the substitutional portion cannot be determined until the return date, actual extraordinary gains would differ from these projections.